
10012433

Frisch's®

Frisch's Restaurants, Inc.
2010 Annual Report


What's Your Favorite Thing?


Frisch's
Big Boy



In Memory Of



Blanche Frisch Maier

Blanche Frisch Maier, a member of the Board of Directors since the Company went public in 1960, died on Sept. 1, 2009. Mrs. Maier was the daughter of founder David Frisch and wife of the late Jack C. Maier, the Company's long-time former Chairman of the Board, President and Chief Executive Officer.

Involved in the family's business at an early age as she worked in the restaurants, Mrs. Maier's quiet, strong leadership and unwavering support helped guide the Company until her death. Along with her husband, she characterized the organization's legacy of generosity and support of civic and charitable causes, the arts and education.

Mrs. Maier provided legendary passion, enthusiasm and leadership to many organizations and decades of service to the Cincinnati Ballet, for which she remained chair emeritus until her passing.

Despite a full slate of business and civic obligations, Mrs. Maier considered herself first a wife, mother, and grandmother. She especially treasured the times the entire family shared together.



Letter to Shareholders

Dear Fellow Shareholder:

When fiscal 2010 began in June 2009, America was just beginning to recover from one of the worst economic periods in the history of our country. America's restaurant industry was suffering along with the rest of the country. Against this backdrop, Frischs' maintained its strategy of providing quality food at a fair price, and our customers responded by continuing to come to us for a good meal.

For the year ended June 1, 2010, total sales were $292,872,000 compared to $297,861,000 a year earlier. Unfortunately, our Big Boys ended their streak of twelve consecutive years of same store sales increases, declining 1.6% per store on average. For our Golden Corral restaurants, the year also ended in a same store sales decline, dropping 2.9% lower than fiscal 2009.

Despite the same store sales declines, our consolidated gross profit exceeded $30,000,000 for the first time in many years, which yielded higher operating earnings in both Big Boy and Golden Corral. Our Big Boys produced their normal, steady increase in operating results, while Golden Corral achieved a dramatic 75% improvement in operating results. However, due to several non-operating factors, pretax earnings were flat, and a higher effective tax rate in 2010 caused net earnings to decline 6.7%. On a per share basis, net earnings were $1.93 versus $2.08 in fiscal 2009.

The improvement in operating earnings noted above was largely driven by lower food cost, particularly in the first half of the year. One of the results of the economic turmoil that preceded the start of this fiscal year was a noticeable decline in commodity prices. As a result, both Big Boy and Golden Corral benefited from significantly lower costs of items sold. As we entered calendar 2010, record February snowfalls put a damper on customer traffic, and operating results suffered. As the fiscal year ended, we also experienced a return to more normal commodity pricing in the fourth quarter. As we enter fiscal 2011, this rise in commodity costs is accompanied by nagging high unemployment, causing us to take a cautious view concerning operating earnings for the coming year.

Turning to development, we opened four new Big Boy restaurants during the year, one of which replaced an older facility. In addition, two Big Boys were under construction at year end, and construction of a third new Big Boy began in June. As of June 1, 2010, we operated 91 Big Boys, 35 Golden Corrals, and licensed another 25 Big Boys to other operators.

Fiscal 2010 marked the completion of our 50th year as a public company. During that time span, we have continuously paid regular quarterly cash dividends, including our 198th consecutive quarterly payment in July 2010, extending a tradition of which we are most proud and plan to continue.

We wish to acknowledge and thank our more than 8,400 employees for their hard work and dedication to the continuing success of the Company.

Respectfully submitted,

Craig F. Maier
President and Chief Executive Officer


Frisch's
Big Boy

What's Your Favorite Thing? ®







Super Big Boy

Junior Big Boy

Big Boy











golden corral®
Buffet & Grill

Help Yourself to Happiness.®








SEC MAIL
RECEIVED
AUG 30 2010
WASH, D.C.
193
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 1, 2010
or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-07323

FRISCH'S RESTAURANTS, INC.

(Exact name of registrant as specified in its charter)

State of Ohio	**31-0523213**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

2800 Gilbert Avenue
Cincinnati, Ohio 45206
(Address of principal executive offices)

(513)-961-2660
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each Exchange on which registered
Common Stock of No Par Value	NYSE Amex

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [ ] No [x]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes [ ] No [x]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [x] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [ ] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

[ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ] Accelerated filer [x]

Non-accelerated filer [ ] (Do not check if a smaller reporting company) Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [ ] No [x]

The aggregate market value of voting common stock held by non-affiliates of the registrant on December 15, 2009 (the last business day of the registrant's most recently completed second fiscal quarter) was approximately $71,940,000, based upon the closing sales price of the registrant's common stock as reported on NYSE Amex on that date. The registrant does not have any non-voting common equity.

As of July 23, 2010, there were 5,123,053 shares of registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its Annual Meeting of Shareholders to be held October 6, 2010 are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

Cautionary Statement Regarding Forward-Looking Information

Forward-looking statements are contained throughout this Annual Report on Form 10-K. Such statements may generally express management's expectations with respect to its plans, or its assumptions and beliefs concerning future developments and their potential effect on the Company. There can be no assurances that such expectations will be met or that future developments will not conflict with management's current beliefs and assumptions, which are inherently subject to risks and other uncertainties. Factors that could cause actual results and performance to differ materially from anticipated results that may be expressed or implied in forward-looking statements are included in, but not limited to, the discussion in this Form 10-K under Part I, Item 1A. "Risk Factors." Risk factors and other uncertainties may also be discussed from time to time in the Company's press releases, public statements or other filings with the Securities and Exchange Commission.

Sentences that contain words such as "should," "would," "could," "may," "plan(s)," "anticipate(s)," "project(s)," "believe(s)," "will," "expect(s)," "estimate(s)," "intend(s)," "continue(s)," "assumption(s)," "goal(s)," "target" and similar words (or derivatives thereof) are generally used to distinguish "forward-looking statements" from historical or present facts.

All forward looking information is provided by the Company pursuant to the safe harbor established under the Private Securities Litigation Reform Act of 1995 and should be evaluated in the context of all risk factors. Except as may be required by law, the Company disclaims any obligation to update any of the "forward-looking statements" that are contained in this Form 10-K.

References to fiscal years used in this Form 10-K

In this Annual Report on Form 10-K, the Company's fiscal year that ended June 1, 2010 may be referred to as fiscal year 2010. The Company's fiscal year is the 52 week (364 days) or 53 week (371 days) period ending on the Tuesday nearest to the last day of the month of May. Fiscal year 2010 consisted of 52 weeks.

Also in this Annual Report on Form 10-K, the Company's fiscal years that ended June 2, 2009, June 3, 2008, May 29, 2007 and May 30, 2006 may be referred to as fiscal years 2009, 2008, 2007 and 2006, respectively. All of these years consisted of 52 weeks, except for fiscal year 2008, which was a 53 week year. In addition, it should be noted that fiscal year 2006 included an additional two days (366 days) to effect a change in the fiscal year end from the Sunday nearest to the last day of May to the nearest Tuesday. References to fiscal year 2011 refer to the 52 week year that began on June 2, 2010 and will end on Tuesday, May 31, 2011.

The first quarter of each fiscal year presented herein contained sixteen weeks while the last three quarters contained twelve weeks, except for the fourth quarter of fiscal year 2008 which contained thirteen weeks and the fourth quarter of fiscal year 2006 which consisted of twelve weeks plus two days.

PART I

(Items 1 through 4)

Item 1. Business

Background

The registrant, Frisch's Restaurants, Inc. (together with its wholly owned subsidiaries, referred to as the "Company" or the "Registrant"), is a regional company that operates full service family-style restaurants under the name "Frisch's Big Boy." The Company also operates grill buffet style restaurants under the name "Golden Corral" pursuant to certain licensing agreements. "Big Boy" restaurants operated by the Company during the last five years have been located entirely in various regions of Ohio, Kentucky and Indiana. In addition to Ohio, Kentucky and Indiana, "Golden Corral" restaurants have been operated in small portions of Pennsylvania and West Virginia during the last five years.

Incorporated in the state of Ohio in 1947, the Company's stock has been publicly traded since 1960. The Company's executive offices are located at 2800 Gilbert Avenue, Cincinnati, Ohio 45206. The telephone number is (513) 961-2660. The Company's web site is www.frischs.com.

The Company's vision is to be the best large owner/operator of franchised, multi-location restaurant concepts within 500 miles of Cincinnati. As of June 1, 2010, the Company's operations consisted of 91 family-style restaurants using the "Big Boy" trade name and 35 "Golden Corral" restaurants. Additionally, 25 "Big Boy" restaurants were in operation under licensing rights granted by the Company to other operators. All of the restaurants licensed to other operators are located in various markets within the states of Ohio, Kentucky and Indiana.

The Company owns the trademark "Frisch's." The rights to the "Big Boy" trademark, trade name and service mark are exclusively and irrevocably owned by the Company for use in the states of Kentucky and Indiana, and in most of Ohio and Tennessee. The Company has development rights with Golden Corral Franchising Systems, Inc. allowing the Company to develop up to twelve additional "Golden Corral" restaurants by December 31, 2011.

Financial information for both the "Big Boy" and "Golden Corral" operating segments as of and for the three fiscal years in the period ended June 1, 2010 appears in Note G - Segment Information – to the Consolidated Financial Statements included in Part II, Item 8 of this Form 10-K.

Big Boy Restaurant Operations

Big Boy restaurants are full service family-style restaurants offering quick, friendly service, which the Company operates under the name "Frisch's." All of the restaurants offer "drive-thru" service. The restaurants are generally open seven days a week, typically from 7:00 a.m. to 11:00 p.m. with extended weekend evening hours. Standardized menus offer a wide variety of items at moderate prices, featuring well-known signature items such as the original "Big Boy" double-deck hamburger sandwich, freshly made onion rings and hot fudge cake for dessert. Menu selections also include many other sandwiches, pasta, roast beef, chicken and seafood dinners, desserts, non-alcoholic beverages and many other items. In addition, a full breakfast menu is offered, and all of the restaurants contain breakfast bars that are easily converted to soup and salad bars for lunch and dinner hours. Drive-thru and carryout menus emphasize combo meals that consist of a popular sandwich packaged with french fries and a beverage and sold at a lower price than if purchased separately. Although customers have not shown any significant preference for highly nutritional, low fat foods, such items are available on the menu and salad bars. In addition, customers are not discouraged from ordering customized servings to meet their dietary concerns (a sandwich can be ordered, for example, without the usual dressing of cheese and tartar sauce).

Operations in the Big Boy segment are vertically integrated. The Company operates a commissary and food manufacturing plant near the Company's Cincinnati headquarters, which manufactures and prepares foods, and stocks food and beverages, paper products and other supplies for distribution to Big Boy restaurants. Some companies in the restaurant industry operate commissaries, while others purchase directly from outside sources. Raw materials, principally consisting of food items, are generally plentiful and may be obtained from any number of reliable suppliers. Quality and price are the principal determinants of source. The Company believes that its Big

Boy operations benefit from centralized purchasing and food preparation through its commissary operation, which ensures uniform product quality, timeliness of distribution (two to three deliveries per week) to restaurants and ultimately results in lower food and supply costs. The commissary does not supply the Company's Golden Corral restaurants.

Substantially all licensed Big Boy restaurants regularly purchase products from the commissary. Sales of commissary products to Big Boy restaurants licensed to other operators were $8.6 million in fiscal year 2010 (2.9% of consolidated sales), $9.0 million fiscal year 2009 (3.0% of consolidated sales) and $9.3 million in fiscal year 2008 (3.1% of consolidated sales).

System-wide Frisch's Big Boy restaurant gross sales, which include sales generated by restaurants that the Company licenses to others, were approximately $215 million in fiscal year 2010, $216 million in fiscal year 2009, and $218 million in fiscal year 2008.

The Big Boy marketing strategy - "What's Your Favorite Thing?" – has been in place for more than ten years. Results from ongoing market research lead the Company to believe its effectiveness has not diminished. Television commercials are broadcast on local network affiliates and local cable programming that emphasize Big Boy's distinct and signature menu items and unique dining experience.

Newly produced television commercials, which continued to incorporate the customer's "Favorite Thing" as well as their dining experience, debuted during the first half of fiscal year 2010. In the second half of fiscal year 2010, new television commercials debuted that promote specific products and were paired with the "Favorite Thing" commercials. The result was an increase in sales for the specific product advertised.

Radio, outdoor and targeted online advertising were used throughout fiscal year 2010 to complement the media plan, primarily to introduce and promote new menu items throughout the year. The Company also utilized social media as a means to develop two-way communication directly with the customer. Targeted social media communities are a cost effective way to reach a wide range of customers, but are a particularly important means to reach younger audiences.

The Company currently expends for advertising an amount equal to two and one-half percent of Big Boy gross sales, plus fees paid into an advertising fund by restaurants licensed to other operators.

Designed with longevity in mind while also appealing to younger customers, newly constructed Big Boy restaurants are marked with bold colors and bright environments, featuring sleek lines, cherry colored paneling and wood trim, accented with abundant natural light and company memorabilia covering much of the wall space. On average, the approximate cost to build and equip a typical Big Boy restaurant currently ranges from $2,500,000 to $3,400,000, depending on land cost and land improvements, which can vary greatly from location to location. Costs also depend on whether the new restaurant is constructed using basic plans for the original newer building prototype (used since 2001) or its smaller adaptation that was developed in fiscal year 2010 for use in smaller trade areas.

As part of the Company's commitment to serve customers in clean, pleasant surroundings, the Company renovates approximately one-fifth of its Big Boy restaurants each year. The renovations are designed to not only refresh and upgrade the interior finishes, but also to synchronize the interiors and exteriors of older restaurants with that of newly constructed restaurants. The current average cost to renovate a typical older restaurant ranges from $120,000 to $150,000. Newer prototype restaurants that reach five years of age also receive renovations, which on the average currently range from $80,000 to $90,000 per restaurant.

In addition, certain high-volume Big Boy restaurants are regularly evaluated to determine a) whether their kitchens should be redesigned for increased efficiencies and b) if an expansion of the dining room is warranted. At least one older Big Boy restaurant is typically razed each year and replaced with a new building.

The following tabulation recaps Big Boy restaurant openings and closings for restaurants operated by the Company for the five most recent fiscal years:

	2006	2007	Fiscal Year 2008	2009	2010
Big Boy Restaurants Operated by the Company					
In operation beginning of year	88	90	87	87	88
Opened	1	2	2	2	3
Opened replacement building	1	-	1	1	1
Closed to make way for new buildings	-	(1)	-	(1)	(1)
Closed	-	(4)	(3)	(1)	-
End of year - total operated Big Boy restaurants	90	87	87	88	91

The three new Big Boy restaurants opened in fiscal year 2010 were: 1) November 2009 near Hamilton, Ohio (Cincinnati market), 2) April 2010 in Independence, Kentucky (Cincinnati market), and 3) May 2010 in Shepherdsville, Kentucky (Louisville market). The replacement restaurant opened in September 2009 in Lawrenceburg, Indiana (Cincinnati market).

Two other sites were under construction as of June 1, 2010: one to open in Louisville, Kentucky in July 2010, and the other is scheduled to open near Dayton, Ohio in August 2010. Three other sites were acquired in fiscal year 2010 – one each in the Louisville, Columbus and Cincinnati markets - on which construction should begin in fiscal year 2011, two of which should open before the end of fiscal year 2011. Several other sites are currently being evaluated for future acquisition and development.

With respect to Big Boy restaurants licensed to other operators, the following tabulation recaps openings and closings for the five most recent fiscal years:

	2006	2007	Fiscal Year 2008	2009	2010
Big Boy Restaurants Licensed to Others					
Licensed to others beginning of year	28	28	28	28	26
Opened	-	-	-	-	-
Closed	-	-	-	(2)	(1)
End of year - total Big Boy restaurants licensed to others	28	28	28	26	25

Franchise fees are charged to licensees for use of trademarks and trade names and licensees are required to make contributions to the Company's general advertising account. These fees and contributions are calculated principally on percentages of sales. Total franchise and other service fee revenue earned by the Company from licensees was \$1.1 million in fiscal year 2010, \$1.1 million in fiscal year 2009 and \$1.1 million in fiscal year 2008. Other service fees from licensees include revenue from accounting and payroll services that four of the licensed restaurants currently purchase from the Company.

The license agreements with licensees are not uniform, but most of the licenses for individually licensed restaurants that were in effect as of June 1, 2010 are covered by agreements containing the following provisions:

1. The Company grants to the Licensee the right to use the name "Frisch" and/or "Frisch's," "Big Boy" and related trademarks and trade names in connection with the operation of a food and restaurant business, in return for which the Licensee pays a monthly license fee equal to three and three-quarters percent of its gross sales. In addition, an initial license fee of \$30,000 is generally required.

2. The Company provides local and regional advertising through publications, radio, television, etc., in return for which the Licensee pays a monthly fee equal to two and one-half percent of its gross sales.

In addition, Licensees are required to conduct business on a high scale, in an efficient manner, with cleanliness and good service, all to the complete satisfaction of the Company. Licensees are required to serve only quality foods and must comply with all food, sanitary and other regulations.

Long standing area license agreements granted to other operators in northern Indiana and northwestern Ohio differ in various ways from license agreements covering individual restaurants. The most notable differences are significantly lower license and advertising fee percentages and lower initial fees paid by the area operators. Provisions for these lower fees have been perpetually in place since the 1950's.

Golden Corral Restaurant Operations

In 1998, the Company entered into an area development agreement with Golden Corral Franchising Systems, Inc. of Raleigh, North Carolina ("Franchisor"), under which development rights were granted to the Company to establish and operate 26 Golden Corral restaurants in certain markets in Ohio, Kentucky and Indiana, principally the greater metropolitan areas of Cincinnati and Dayton, Ohio and Louisville, Kentucky. In 2000, the Company entered into a second area development agreement with the Franchisor, which granted development rights to the Company to establish and operate fifteen additional Golden Corral restaurants in certain defined markets in the Cleveland and Toledo, Ohio Designated Market Areas. In July 2004, the Company entered its third area development agreement under which rights were received to develop an additional 22 Golden Corral restaurants by December 31, 2011, including markets in western Pennsylvania, southern Michigan, northern Indiana, the northwest portion of West Virginia and certain areas of Ohio, including Columbus. The Company does not have the right to sub-license others to use the Golden Corral system or proprietary marks.

The July 2004 development agreement was amended in April 2008 to delete sixteen restaurants from development plans, which were to be located in western Pennsylvania, southern Michigan, and northern Indiana. Accordingly, the Company now has the right to develop twelve additional Golden Corral restaurants through December 31, 2011.

The Company opened its first Golden Corral restaurant in January 1999. Twenty-nine more opened over the course of the following six years. Pursuant to the July 2004 development agreement, the Company entered certain markets in Pennsylvania and West Virginia in fiscal year 2006, followed by the entry into the Columbus, Ohio market when the Company opened its 35th Golden Corral restaurant in July 2007.

The following tabulation recaps Golden Corral restaurant openings for the five most recent fiscal years:

			Fiscal Year		
	2006	2007	2008	2009	2010
Golden Corral Restaurants Operated by the Company					
In operation beginning of year	30	34	34	35	35
Opened	4	-	1	-	-
End of year - total operated Golden Corral restaurants	34	34	35	35	35

Depending on land cost and land improvements, which can vary greatly from location to location, and whether land is purchased or leased, the cost to build and equip a Golden Corral restaurant is currently estimated to range from $3,200,000 to $4,000,000. There is no active search for sites on which to build.

On June 4, 2008, the Company announced that management had concluded that certain assets in the Golden Corral segment were impaired under applicable accounting rules. As a result, a non-cash pretax charge to earnings approximating $4.7 million dollars was taken to record the impairment in the fourth quarter of fiscal year 2008. The impairment charge lowered the carrying values of three Golden Corral restaurant locations to their estimated fair values, as required when the expected future cash flows from the operation of individual restaurants is less than the carrying values of the operating assets. The three restaurants with impaired values remain in operation.

Golden Corral is a grill-buffet style family restaurant concept offering a wide variety of buffet items. The buffet line features a large charbroil grill that is placed directly on the buffet line. This format allows customers to be served grilled-to-order steaks directly from the buffet line as part of the regular buffet price. The buffet also features many other varieties of meat including fried and rotisserie chicken, meat loaf, pot roast, fish, shrimp and a carving station that serves a rotation of hot roast beef, ham and turkey. The buffet also includes fresh fruits and vegetables, other hot and cold buffet foods, a salad bar, desserts, an in-store display bakery that offers made-from-scratch bakery goods, and many beverage items, none of which contains alcohol. Most of the food is prepared in full view of customers in order to emphasize its freshness and quality. The restaurants have distinctive exterior and interior designs, and are open seven days a week for lunch and dinner, providing prompt, courteous service in a clean and wholesome family atmosphere. Typical operating hours are 11:00 a.m. to 9:00 p.m. The restaurants open at 7:30 a.m. on weekends to provide the "Golden Sunrise Breakfast" buffet. The Company has sole discretion as to the prices charged to its customers.

The nature of buffet style dining easily affords every customer vast control in tailoring a meal to meet individual dietary needs, in terms of portion sizes and in selection from the wide variety of items that may be consumed from the buffet, including several foods that are low in fat. In addition, fried foods are fried only in trans fat-free shortening.

The Company may only sell such products, food, beverages and other menu items that meet the Franchisor's standards of quality and quantity, as expressly approved and have been prepared in accordance with the Franchisor's specifications. Except for items such as bread, produce and dairy products that are purchased from any number of local suppliers, the Company currently purchases substantially all other raw material for menu items and other supplies from the same vendor that the Franchisor uses for its operations. Deliveries are made two times per week. Other vendors are available to provide products that meet the Franchisor's specifications at comparable prices should the Company wish or need to make a change.

Under the terms of the area development agreements, each Golden Corral restaurant operated by the Company is governed by an individual franchise agreement. The term of each franchise granted is for fifteen years from the date the restaurant opens for business. Renewal privileges include two additional consecutive five year terms provided that the terms are the same as the then-current form of renewal required by the Franchisor.

In consideration of the granting of each individual franchise agreement, an initial franchise fee of $40,000 is required. Additionally, a royalty fee is required in an amount equal to four percent of the restaurant's gross sales, and the Company is required to expend or contribute for advertising an amount not less than two percent of the restaurant's gross sales up to a maximum of six percent of the restaurant's gross sales. Royalty fees have always been paid to the Franchisor weekly.

Prior to January 1, 2009, the Company was permitted to retain and expend advertising fees at its direction, at the rate of two percent of gross sales. This system was replaced on January 1, 2009, when the Franchisor initiated a national advertising program under which all Golden Corral restaurants were required to begin contributing their advertising fees each week to the Franchisor, continuing at the rate of two percent of gross sales. On January 1, 2010, advertising fees were increased to 2.4 percent of gross sales, allowing additional national media buying by the Franchisor, which effectively expanded cable television spots in all the Company's market areas. Marketing strategy and creative direction originates from the Franchisor. The campaign during fiscal year 2010 focused on Golden Corral's value in comparison to competition and a wide range of available dining options.

A renovation program for Golden Corral restaurants has been tailored to replicate the highly successful Big Boy renovation program. Each Golden Corral restaurant is renovated after five years of operation and every five years thereafter. Eleven Golden Corral restaurants were renovated in fiscal year 2010. Nine are scheduled to be renovated in fiscal year 2011 at a cost of approximately $140,000 each.

Human Resources

The Company provides equal opportunity employment without regard to age, race, religion, color, sex, national origin, disability, veteran status or any other legally protected class. The Company's Equal Opportunity Employment Policy provides and maintains a work environment that is free from all forms of illegal discrimination including sexual harassment. The philosophy of the policy stresses the need to train and to promote the person who becomes the most qualified individual to do a particular job. The Company is committed to promoting "Diversity" in the workplace in order to enhance its Equal Opportunity Employment Policy.

The Company remains committed to providing employees with the best training possible, as management believes that investing in people is a strategic advantage. Comprehensive recruiting and training programs are designed to maintain the food and service quality necessary to achieve the Company's goals for operating results. A management recruiting staff is maintained at the Company's headquarters. Corporate training centers for new Big Boy managers are operated in Cincinnati, Ohio and Covington, Kentucky, and certified (by the Franchisor) training centers for new Golden Corral managers are located throughout the markets in which the Company operates Golden Corral restaurants. The training includes both classroom instruction and on-the-job training. A full time recruiter is on staff to attract high quality hourly-paid restaurant workers.

The Company's incentive-based compensation program for restaurant managers, area supervisors and regional directors (collectively, operations management) ties compensation of operations management directly to the cash flows of their restaurant(s), which allows incentive compensation to be more consistently earned. The incentive compensation that operations management can earn under the program is at a level the Company believes is above the average for competing restaurant concepts. The Company believes the program has reduced turnover in operations management, and has resulted in a strong management team that continues to focus on building same store sales and margins.

Employee selection software helps lower hourly employee turnover rates; an employee validation website is in place that measures employee job satisfaction; and an interactive employee training program uses training videos and quizzes. These digital videos are loaded directly onto the hard drive of a PC located at each restaurant that is networked to the point-of-sale system, allowing headquarters to access the interactive results.

Information Technology

Each of the Company's restaurants is managed through standardized operating and control systems anchored by a point-of-sale (POS) system that allows management to instantly accumulate and utilize data for more effective decision making, while allowing restaurant managers to spend more time in the dining room focusing on the needs of customers. The system generates the guest check and provides functionality for settling the customer's check using cash, credit or debit card, or gift card. The system provides a record of all items sold, the service time, and the server responsible for the customer. Employee time keeping is also kept on the POS system. Back office functionality provides employee master file data, employee scheduling, inventory control, sales forecasting, product ordering and many other management reports.

To provide more consistent and secure reporting, a plan was launched in May 2009 to merge the POS systems of Big Boy and Golden Corral into one integrated solution through the implementation of new software that provides both 'front of the house' and 'back of the house' functionality. As of June 1, 2010, the new software had been successfully installed in all Golden Corral restaurants, each of which also received new POS register equipment and back office hardware. Approximately 30 of the Big Boys had been completed as of June 1, 2010, each of which also received new back office hardware. The plan calls for completing the Big Boy installations by November 2010. A five-year plan to replace POS register equipment in all Big Boy restaurants was completed during fiscal year 2008.

The implementation of the integrated solution includes improved security measures derived through the installation of biometric sign-on devices to access the POS systems, replacing card swipe technology. The system will be upgraded to meet the Payment Card Industry (PCI) Security requirements that must be in place by July 2011.

Standardized operating and control systems also include an automated drive-thru timer system in all Big Boy restaurants that measures the time from when a customer's car first enters the drive-thru station until the order is received and the customer exits the drive-thru. This information is provided to the restaurant manager in a real time environment, which reduces the amount of time required to serve customers. To replenish restaurant inventories, a "suggested order" automated system analyzes current inventory balances and sales patterns and then "suggests" a replenishment order from the commissary operation. This process optimizes in-store inventory levels, which results in better control over food costs, identifies waste and improves food quality.

Digital Subscriber Lines (DSL) were installed in all Big Boy restaurants in fiscal year 2008, replacing satellite broad band connectivity between headquarters and the restaurants. DSL installation in Golden Corral restaurants began in fiscal year 2009 and was completed during fiscal year 2010. The changeover has eliminated periodic disruptions of service associated with satellite technology.

To enhance the highly successful issuance of Frisch's Big Boy gift cards, a program was launched in fiscal year 2009 to begin selling Big Boy gift cards in certain grocery store outlets. During fiscal year 2010, Big Boy gift cards became available online through the Company's corporate web site (www.frischs.com). Golden Corral gift cards became the standard within the Golden Corral franchise system in fiscal year 2007.

Electronic signature capture devices that process debit and credit card transactions, which have been in place in all Big Boy restaurants for several years, will be added in all Golden Corral restaurants during fiscal year 2011. Other paperless systems in restaurants include a) employee payroll advices that can be either emailed directly to the employee or provided electronically to each restaurant where the employees may print them on demand if desired, b) signatures have been captured on key employment documents such as Form W-4 and acknowledgements regarding employee handbooks, and c) an online employment application has been added to the Company's corporate web site (www.frischs.com) that provides direct feeds into the POS system and the enterprise reporting system at headquarters.

Originally installed in 2004, the enterprise reporting system that supports the Company's information needs has twice been successfully upgraded to new environments, most recently in September 2009. A complete headquarters network upgrade (wiring and equipment) was completed in the spring of 2007. The headquarters telephone system was replaced with a Voice Over Internet Protocol (VOIP) system in March 2007.

Raw Materials

The sources and availability of food and supplies are discussed above under Big Boy Restaurant Operations and Golden Corral Restaurant Operations. Other raw materials used in food processing include equipment for cooking and preparing food, refrigeration and storage equipment and various other fixtures. The Company currently purchases its restaurant equipment principally from two vendors, one of which supplies Big Boy restaurants, the other supplies Golden Corral restaurants. Other reliable restaurant equipment suppliers are available should the Company choose to change vendors. In addition, no significant disruptions in the supply of electricity and natural gas used in restaurant operations have been experienced to date.

Trademarks and Service Marks

The Company has registered certain trademarks and service marks on the Principal Register of the United States Patent and Trademark Office, including "Frisch's," "Brawny Lad," "Buddie Boy," "Frisch-ly Made," "Pie Baby," "Fire & Ice" and the tag line "What's Your Favorite Thing?" These registrations are considered important to the Company's Big Boy operations, especially its primary mark "Frisch's" and the tag line "What's Your Favorite Thing?" The duration of each registration varies depending upon when registration was first obtained. The Company currently intends to renew all of its trademarks and service marks when each comes up for renewal.

Pursuant to a 2001 agreement with Big Boy Restaurants International, LLC, the Company acquired limited ownership rights and a right to use the "Big Boy" trademarks and service marks within the states of Indiana and Kentucky and in most of Ohio and Tennessee. A concurrent use registration was issued October 6, 2009 on the Principal Register of the United States Patent and Trademark Office, confirming these exclusive "Big Boy" rights.

The "Golden Corral" trademarks and service marks are registered trademarks of Golden Corral Corporation.

The Company is not aware of any infringements on its registered trademarks and service marks, nor is the Company aware of any infringement on any of its territorial rights to use the proprietary marks that are owned by or licensed to the Company.

Seasonality

The Company's business is moderately seasonal for both the Big Boy and Golden Corral operating segments, with the third quarter of the fiscal year (mid-December through early March) normally accounting for a smaller share of annual revenues. Additionally, severe winter weather can have a marked negative impact upon revenue during the third quarter. Occupancy and other fixed operating costs have a greater negative impact on operating results during any quarter that may experience lower sales. Results for any quarter should not be regarded as indicative of the year as a whole, especially the first quarter, which contains sixteen weeks. Each of the last three quarters normally contains twelve weeks. The fourth quarter of fiscal year 2008 contained a thirteenth week that was necessary to complete the 53 week accounting year.

Working Capital

Restaurant sales provide the Company's principal source of cash. Funds from both the Big Boy and Golden Corral operating segments are immediately available to meet the Company's working capital needs, as substantially all restaurant sales are received in cash or cash equivalents such as debit and credit cards. Other sources of cash may include borrowing against credit lines, proceeds from stock options exercised by employees and occasional sales of real estate. The Company uses its positive cash flows for debt service, capital spending and cash dividends.

As there is no need to maintain significant levels of inventories or receivables, the Company maintains a strategic negative working capital position, which is not uncommon in the restaurant industry. The working capital deficit was $18,152,000 as of June 1, 2010. As significant, predictable cash flows are provided by operations, the deployment of a negative working capital strategy has not and will not hinder the Company's ability to satisfactorily retire any of its obligations when due. Additionally, a working capital revolving line of credit is readily available if needed.

Customers, Backlog and Government Contracts

Because all of the Company's retail sales are derived from food sales to the general public, neither the Big Boy nor the Golden Corral operating segments have any material dependence upon a single customer or any group of a few customers. No backlog of orders exists and no material portion of the business of either segment is subject to re-negotiation of profits or termination of contracts or subcontracts at the election of government authorities.

Competition

The restaurant industry is highly competitive and many of the Company's competitors are substantially larger and possess greater financial resources than does the Company. Both the Big Boy and Golden Corral operating segments have numerous competitors, including national chains, regional and local chains, as well as independent operators. None of these competitors, in the opinion of the Company, is dominant in the family-style sector of the restaurant industry. In addition, competition continues to increase from supermarkets and other non-traditional competitors, as home meal replacement continues to grow in popularity. The principal methods of competition in the restaurant industry are brand name recognition and advertising; menu selection and prices; food quality and customer perceptions of value, speed and quality of service; cleanliness and fresh, attractive facilities in convenient locations. In addition to competition for customers, sharp competition exists for qualified restaurant managers, hourly restaurant workers and quality sites on which to build new restaurants.

Research and Development

The Company's corporate staff includes a manager of research and development for its Big Boy restaurants whose responsibilities entail development of new menu selections and enhancing existing products. From time to time, the Company also conducts consumer research to identify where future restaurants should be built, along with emerging industry trends and changing consumer preferences. While these activities are important to the Company, these expenditures have not been material during the three fiscal years in the period ending June 1, 2010 and are not expected to be material to the Company's future results.

Government Regulation

The Company is subject to licensing and regulation by various federal, state and local agencies, including vendors' licenses, health, sanitation, safety and hiring and employment practices including compliance with the Fair Labor Standards Act and minimum wage statutes. All Company operations are believed to be in material compliance with all applicable laws and regulations. All of the Company's restaurants substantially meet local and state building and fire codes, and the material requirements of the Americans with Disabilities Act. Although the Company has not experienced any significant obstacles to obtaining building permits, licenses or approvals from governmental bodies, increasingly rigorous requirements on the part of state, and in particular, local governments, could delay or possibly prevent expansion in desired markets.

The federal health care reform package that was recently signed into law will require the Company to post calorie counts and other nutritional information on its menus. The final rules are expected to be issued by the Food and Drug Administration in March 2011. The increase in operating costs to effect these changes is not expected to be material. However, sales and profitability may be adversely affected if customers significantly alter their behavior as a result of this information being available to them.

The Company is subject to the franchising regulations of the Federal Trade Commission and the franchising laws of Ohio, Kentucky and Indiana where it has licensed Big Boy restaurants to other operators.

Environmental Matters

The Company does not believe that various federal, state or local environmental regulations will have any material effect upon the capital expenditures, earnings or competitive position of either the Big Boy or Golden Corral operating segments. However, the Company cannot predict the effect of any future environmental legislation or regulations.

Employees

As of June 1, 2010, the Company and its subsidiaries employed approximately 8,400 active employees, approximately 2,400 of whom work in Golden Corral restaurants. Approximately 4,300 of the Company's employees are considered part-time (those who work less than 30 hours per week). Although there is no significant seasonal fluctuation in employment levels, hours worked may vary according to sales patterns in individual restaurants. None of the Company's employees is represented by a collective bargaining agreement. Management believes that employee relations are excellent and employee compensation is comparable with or better than competing restaurants.

Geographic Areas

The Company has no operations outside of the United States of America. The Company's revenues, consisting principally of retail sales of food and beverages to the general public and certain wholesale sales to and license fees from restaurants licensed to other operators, were substantially generated in various markets in the states of Ohio, Kentucky and Indiana during each of the three fiscal years in the period ended June 1, 2010. In addition, two Golden Corral restaurants are operated in western Pennsylvania and a third restaurant operates in the northwest part of West Virginia. Substantially all of the Company's long-lived assets were deployed in service in the same states during the same periods stated above.

Available Information

The Securities Exchange Act of 1934, as amended, requires the Company to file periodic reports with the Securities and Exchange Commission (SEC) including its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Definitive 14A Proxy Statements, and certain other information. The Company's periodic reports (and any amendments thereto) can be viewed by visiting the SEC's internet site (http://www.sec.gov). In addition, the SEC makes the Company's periodic reports available for reading and copying in its Public Reference Room located at 100 F. Street, NE, Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

The Company makes available the periodic reports that it files with the SEC through its corporate web site (www.frischs.com) via a hyperlink directly to the Company's filings on the SEC's web site. New information available through the hyperlink is generally provided within a few minutes from the time a report is filed. Information contained on or available through the Company's website is not a part of, nor is it being incorporated into, this Annual Report on Form 10-K. In addition, printed copies of the reports the Company files with the SEC may be obtained without charge by writing to Donald H. Walker, Vice President and Chief Financial Officer of Frisch's Restaurants, Inc., 2800 Gilbert Avenue, Cincinnati, Ohio 45206-1206. Email requests may be sent to cfo@frischs.com.

Copies of the Company's corporate governance documents are also available on the Company's corporate web site (www.frischs.com). The documents include the Company's Code of Regulations, Corporate Governance Guidelines, Code of Conduct, Code of Ethics for Chief Executive Officer and Financial Professionals, Insider Trading Policy, Related Person Transaction Policy, the Charter of the Disclosure Controls and Risk Management Committee, and various charters of committees of the Board of Directors, including that of the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee, the Strategic Planning Committee and the Finance Committee.

The Audit Committee has established a procedure for the confidential, anonymous submission by employees and other concerned parties regarding the Company's accounting, internal accounting controls or auditing matters. The toll free Corporate Governance Hotline number is 800-506-6424. The Hotline is managed by an independent third party and is available 24 hours a day, seven days a week. Messages are transcribed and referred electronically to the Audit Committee.

Executive Officers of the Registrant

The following table sets forth the names and certain information concerning the executive officers of the Company:

Name	Age	Current Principal Occupation or Employment and Five Year Employment History
Craig F. Maier (a)	60	President and Chief Executive Officer of the Company (since 1989)
Rinzy J. Nocero	56	Vice President and Chief Operating Officer of the Company (since February 2007); Private Investor (from November 2004 to February 2007); Senior Vice President - Operations, Bob Evans Farms, Inc. (from 1993 to November 2004)
Donald H. Walker	64	Vice President and Chief Financial Officer (since 1996) and Treasurer of the Company (since 1982)
Michael E. Conner, Sr.	58	Vice President - Human Resources of the Company (since 2000)
Michael R. Everett	56	Vice President - Information Services of the Company (since June 2006); Director of Information Services of the Company (from May 2005 to June 2006); Director, Haverstick Consulting, Inc. (from May 2002 to May 2005)
James I. Horwitz	53	Vice President – Real Estate and Franchising of the Company (since March 2008); Director of Leasing and Development, Cincinnati United Contractors (from February 2007 to March 2008); Director of Real Estate, Alderwoods Group (from December 2005 to January 2007); Broker, Re/Max Preferred Group / The Clay Group (from 1997 to December 2005)
Karen F. Maier (a)	58	Vice President - Marketing of the Company (since 1983)
Stephen J. Hansen	45	Vice President - Commissary of the Company (since June 2010); Plant Manager, Klosterman Baking Company (from March 2009 to June 2010); Operations Manager, General Mills (from October 2008 to March 2009); Plant Manager, Campos Foods LLC (from 1996 to June 2008)
William L. Harvey	56	Regional Director of the Company (since 1995) and formerly held positions within the Company of Area Supervisor and Executive Store Manager
Lindon C. Kelley	55	Regional Director of the Company (since 2000) and formerly held positions within the Company of Area Supervisor and Executive Store Manager
Louie Sharalaya	60	Regional Director of the Company (since 2001) and formerly held positions within the Company of Area Supervisor and Executive Store Manager

(a) Craig F. Maier is the brother of Karen F. Maier.

Item 1A. Risk Factors

The Company continually takes reasonable preventive measures to reduce its risks and uncertainties. However, the nature of some risks and uncertainties provides little, if any, control to the Company. The materialization of any of the operational and other risks and uncertainties identified herein, together with those risks not specifically listed or those that are presently unforeseen, could result in significant adverse effects on the Company's financial position, results of operations and cash flows, which could include the permanent closure of any affected restaurant(s) with an impairment of assets charge taken against earnings, and could adversely affect the price at which shares of the Company's common stock trade.

In addition to operating results, other factors can influence the volatility and price at which the Company's common stock trades. The Company's stock is thinly traded on the NYSE Amex market. Thinly traded stocks can be susceptible to sudden, rapid declines in price, especially when holders of large blocks of shares seek exit positions. Rebalancing of stock indices in which the Company's shares are placed such as the Russell 2000 Index can also influence the price of the Company's stock.

Food Safety

Food safety is the most significant risk to any company that operates in the restaurant industry. It is the focus of increased government regulatory initiatives at the local, state and federal levels. To limit the Company's exposure to the risk of food contamination, management rigorously emphasizes and enforces the Company's food safety policies in all of the Company's restaurants, and at the commissary and food manufacturing plant that the Company operates for Big Boy restaurants. These policies are designed to work cooperatively with programs established by health agencies at all levels of government authority, including the federal Hazard Analysis of Critical Control Points (HACCP) program. In addition, the Company makes use of ServSafe Training, a nationally recognized program developed by the National Restaurant Association. The ServSafe program provides accurate, up-to-date science-based information to all levels of restaurant workers on all aspects of food handling, from receiving and storing to preparing and serving. All restaurant managers are required to be certified in ServSafe Training and are required to be re-certified every five years.

Failure to protect the Company's food supplies could result in food borne illnesses and/or injuries to customers. Publicity of such events in the past has caused irreparable damages to the reputations of certain operators in the restaurant industry. If any of the Company's customers become ill from consuming the Company's products, the affected restaurants may be forced to close. An instance of food contamination originating at the commissary operation could have far reaching effects, as the contamination would affect substantially all Big Boy restaurants.

Economic Factors

Economic recessions can negatively influence discretionary consumer spending in restaurants and result in lower customer counts, as consumers become more price conscious, tending to conserve their cash as unemployment and economic uncertainty mount. The effects of higher gasoline prices can also negatively affect discretionary consumer spending in restaurants. Increasing costs for energy affect profit margins in many other ways. Petroleum based material is often used to package certain products for distribution. In addition, suppliers may add surcharges for fuel to their invoices. The cost to transport products from the commissary to restaurant operations will rise with each increase in fuel prices. Higher costs for electricity and natural gas result in higher costs to heat and cool restaurant facilities and to refrigerate and cook food.

Inflationary pressure, particularly on food costs, labor costs (especially associated with increases in the minimum wage) and health care benefits, can negatively affect the operation of the business. Shortages of qualified labor are sometimes experienced in certain local economies. In addition, the loss of a key executive could pose a significant adverse effect on the Company.

Future funding requirements of the two qualified defined benefit pension plans that are sponsored by the Company largely depend upon the performance of investments that are held in trusts that have been established for the plans. Equity securities comprise 70 percent of the target allocation of the plans' assets. Poor performance in equity securities markets can significantly lower the market values of the plans' investment portfolios, which, in turn, can result in a) material increases in future funding requirements, b) much higher net periodic pension costs to be recognized in future years, and c) the plans reaching underfunded status, requiring reductions in the Company's equity to be recognized.

Competition

The restaurant industry is highly competitive and many of the Company's competitors are substantially larger and possess greater financial resources than does the Company. Both the Big Boy and Golden Corral operating segments have numerous competitors, including national chains, regional and local chains, as well as independent operators. None of these competitors, in the opinion of the Company's management, presently dominates the family-style sector of the restaurant industry in any of the Company's operating markets. That could change at any time due to:

- changes in economic conditions
- changes in demographics in neighborhoods where the Company operates restaurants
- changes in consumer perceptions of value, food and service quality
- changes in consumer preferences, particularly based on concerns with nutritional content of food on the Company's menus
- new competitors that enter the Company's markets from time to time
- increased competition from supermarkets and other non-traditional competitors
- increased competition for quality sites on which to build restaurants

Development Plans and Financing Arrangements

The Company's business strategy and development plans also face risks and uncertainties. These include the inherent risk of poor quality decisions in the selection of sites on which to build restaurants, the ever rising cost and availability of desirable sites and increasingly rigorous requirements on the part of local governments to obtain various permits and licenses. Other factors that could impede plans to increase the number of restaurants operated by the Company include saturation in existing markets and limitations on borrowing capacity and the effects of higher interest rates.

In addition, the Company's loan agreements include financial and other covenants with which compliance must be met or exceeded each quarter. Failure to meet these or other restrictions could result in an event of default under which the lender may accelerate the outstanding loan balances and declare them immediately due and payable.

The Supply and Cost of Food

Food purchases can be subject to significant price fluctuations that can considerably affect results of operations from quarter to quarter and year to year. Price fluctuations can be due to seasonality or any number of factors. The market for beef, in particular, continues to be highly volatile due to import and export restrictions. Beef costs can also be affected by bio-fuel initiatives and other factors that influence the cost to feed cattle. The Company depends on timely deliveries of perishable food and supplies. Any interruption in the continuing supply would harm the Company's operations.

Litigation and Negative Publicity

Employees, customers and other parties bring various claims against the Company from time to time. Defending such claims can distract the attention of senior level management away from the operation of the business. Legal proceedings can result in significant adverse effects to the Company's financial condition, especially if other potentially responsible parties lack the financial wherewithal to satisfy a judgment against them or the Company's insurance coverage proves to be inadequate. Also, see "Legal Proceedings" elsewhere in Part I, Item 3 of this Form 10-K.

In addition, negative publicity associated with legal claims against the Company, whether or not such complaints are valid, could harm the Company's reputation, which, in turn, could adversely affect operating results. The Company's reputation and brand can also be harmed by operational problems experienced by other operators of Big Boy and Golden Corral restaurants, especially from issues relating to food safety. Other negative publicity such as that arising from rumor and innuendo spread through social internet media and other sources can create adverse effects on the Company's results of operations.

Governmental and Other Rules and Regulations

Governmental and other rules and regulations can pose significant risks to the Company. Examples include:

- general exposure to penalties or other costs associated with the potential for violations of numerous governmental regulations, including:
    - immigration (I-9) and labor regulations regarding the employment of minors
    - minimum wage and overtime requirements
    - employment discrimination and sexual harassment
    - health, sanitation and safety regulations
    - restaurant facility issues, such as meeting the requirements of the Americans with Disabilities Act of 1990 or liabilities to remediate unknown environmental conditions
- changes in existing environmental regulations that would significantly add to the Company's costs
- any future imposition by OSHA of costly ergonomics regulations on workplace safety
- climate change legislation that adversely affects the cost of energy
- legislative changes affecting labor law, especially increases in the federal or state minimum wage requirements
- compliance with recently enacted legislation to reform the U.S. health care system could adversely affect the Company's health care costs
- nutritional labeling on menus - compliance with recently enacted legislation requiring nutritional labeling on menus and the Company's reliance on the accuracy of information obtained from third party suppliers
- nutritional labeling on menus – potential effect on sales and profitability if customers' buying habits change
- legislation or court rulings that result in changes to tax codes that are adverse to the Company
- changes in accounting standards imposed by governmental regulators or private governing bodies could adversely affect the Company's financial position
- estimates used in preparing financial statements and the inherent risk that future events affecting them may cause actual results to differ markedly

Catastrophic Events

Unforeseen catastrophic events could disrupt the Company's operations, the operations of the Company's suppliers and the lives of the Company's customers. The Big Boy segment's dependency on the commissary operation in particular could present an extensive disruption of products to restaurants should a catastrophe impair its ability to operate. Examples of catastrophic events include but are not limited to:

- adverse winter weather conditions
- natural disasters such as earthquakes or tornadoes
- fires or explosions
- widespread power outages
- criminal acts, including bomb threats, robberies, hostage taking, kidnapping and other violent crimes
- acts of terrorists or acts of war
- civil disturbances and boycotts
- disease transmitted across borders that may enter the food supply chain

Technology and Information Systems

The strategic nature of technology and information systems is of vital importance to the operations of the Company. Events that could pose threats to the operation of the business include:

- catastrophic failure of certain information systems
- difficulties that may arise in maintaining existing systems
- difficulties that may occur in the implementation of and transition to new systems
- financial stability of vendors to support software over the long term

In addition, security violations of any unauthorized access to information systems could result in the loss of proprietary data; consumer confidence may be lost if protection of consumer privacy should be compromised.

Golden Corral Operations

Notwithstanding significant improvements during fiscal years 2009 and 2010, Golden Corral same-store sales declines have been experienced for 21 of the last 27 quarters, during which cash flows from Golden Corral operations have sometimes deteriorated. The ability of the Company to reverse the downturn and permanently restore sales and margin growth poses a significant risk to the Company.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

All of the Company's restaurants are freestanding, well-maintained facilities. Older Big Boy restaurants are generally located in urban or heavily populated suburban neighborhoods that cater to local trade rather than highway travel. A few of these restaurant facilities are now approximately 40 years old. Big Boy restaurants opened since the early 1990's have generally been located near interstate highways. The average Big Boy restaurant in operation as of June 1, 2010 contained approximately 5,600 square feet with seating capacity for 156 guests. A second prototype debuted in fiscal 2010 for use in smaller trade areas. Its footprint approximates 5,000 square feet and has 146 dining room seats. Golden Corral restaurants constructed in earlier years contained 9,952 square feet with seating for 348 guests. Newer restaurants have 10,300 square feet with 372 seats.

Most new restaurant construction requires approximately eighteen weeks to complete, depending on the time of year and weather conditions. A competitive bidding process is used to award contracts to general contractors for all new restaurant construction. The general contractor selects and schedules sub-contractors, and is responsible for procuring most building materials. A Company project manager is assigned to coordinate all construction projects.

The following table provides certain operating segment information with respect to the number and location of all restaurants in the Company's system as of June 1, 2010:

	Big Boy		
	Company Operated	Operated by Licensees	Golden Corral
Cincinnati, Ohio market	50	4	11
Dayton, Ohio market	18	-	5
Columbus, Ohio market	10	1	1
Louisville, Kentucky market	8	2	4
Lexington, Kentucky market	5	3	-
Cleveland, Ohio market	-	-	8
Toledo/Lima/Findlay, Ohio market	-	13	3
Pittsburgh, Pennsylvania market	-	-	3
Other	-	2	-
Total	91	25	35

Sites acquired for development of new Company operated restaurants are identified and evaluated for potential long-term sales and profits. A variety of factors is analyzed including demographics, traffic patterns, competition and other relevant information. Because control of property rights is important to the Company, it is the Company's policy to own its restaurant locations whenever possible.

In recent years, it has sometimes become necessary to enter ground leases to obtain desirable land on which to build. In addition, many of the restaurants operated by the Company that opened prior to 1990 were financed with sale/leaseback transactions. Most of the leases are for fifteen or twenty years and contain multiple five-year renewal options. All of the leases generally require the Company to pay property taxes, insurance and maintenance. As of

June 1, 2010, 21 restaurants were in operation on non-owned premises, all of which are classified as operating leases.

The following table sets forth certain operating segment information regarding the type of occupancy of Company-operated restaurants:

	Big Boy	Golden Corral
Land and building owned	77	28
Land or land & building leased	14	7
Total	91	35

Nine (all of which are Big Boy restaurants) of the 21 leases will expire during the next five years, as detailed in the list below. Five of the nine leases have remaining options to renew for five or more years. Current plans call for four of the nine leases to be vacated upon expiration.

Fiscal year ending in	Number of leases expiring
2011	1
2012	3
2013	1
2014	1
2015	3

During fiscal year 2010, the Company entered a capital lease for land in Louisville, Kentucky on which construction of a Big Boy restaurant was in progress as of June 1, 2010. Under the terms of the lease, the Company is required to acquire the land in fee simple estate after the tenth year. Construction of a Big Boy restaurant was also in progress at June 1, 2010 on land near Dayton, Ohio that is owned by the Company. Three other sites - one each in the Cincinnati, Columbus and Louisville market areas - were acquired by the Company in fee simple estate during fiscal year 2010 on which construction of Big Boy restaurants is expected in fiscal year 2011.

None of the real property owned by the Company is currently encumbered by mortgages or otherwise pledged as collateral. With the exception of certain delivery and other equipment utilized under capital leases expiring during periods to fiscal year 2013, the Company owns substantially all of the furnishings, fixtures and equipment used in the operation of the business.

The Company owns a 79,000 square foot building that houses its commissary in Cincinnati, Ohio. It is suitable and adequate to supply Company operated Big Boy restaurants and the needs of Big Boy restaurants licensed to others in all the Company's Big Boy market areas. As the facility normally operates one shift daily, additional productive capacity is readily available if needed. The Company maintains its headquarters in Cincinnati on a well-traveled street in a mid-town business district. This administrative office space approximates 49,000 square feet and is occupied under an operating lease expiring December 31, 2012, with a renewal option available through December 31, 2022. During the term of the lease and the period covered by its renewal option, the Company has been granted the right of first refusal should the lessor receive a bona fide offer to purchase from a third party. The Company has an option to purchase the property at the end of the renewal option period.

Five surplus land locations owned by the Company were listed for sale with brokers as of June 1, 2010, three of which are located in the Columbus, Ohio market, the fourth is in Toledo, Ohio and the fifth is located in the Louisville, Kentucky market area. Two former Big Boy restaurants owned by the Company are also listed for sale with brokers, one in the Cincinnati market, and the other in the Dayton, Ohio market. No specific plans have been made for three other sites owned by the Company, two of which are located in the Cincinnati market with the third one being located in the Dayton, Ohio market area. Finally, the Company owns one former restaurant building in the Cincinnati market that it leases to a third party.

The Company is contingently liable for the performance of a ground lease (of property located in Covington, Kentucky on which a hotel once operated by the Company is built) that has been assigned to a third party. The annual obligation of the lease approximates $48,000 through 2020. Should the third party default, the Company has the right to re-assign the lease.

Item 3. Legal Proceedings

A. In April 2008, the Company filed five separate lawsuits against 7373 Corporation ("7373"). 7373 was the lessor of five properties on which the Company operates five Big Boy restaurants. The Company's complaints claimed breach of contract and asked for declaratory relief and specific performance. In May 2008, 7373 filed its Answers and Counterclaims. The Company maintained that it should be allowed to purchase the five underlying properties for certain amounts that were specified in the Lease Agreements, which taken together amounted to $2,471,540. 7373 claimed that the Company must purchase the properties for a larger amount based upon alternative values in the Lease Agreements and market appraisal values.

   7373 filed a lawsuit against the Company in April 2008 that asked for declaratory relief and specific performance as to the same disputed leases. In May 2008, the Company filed a Motion to Dismiss for Lack of Personal Jurisdiction, Or, In the Alternative, Motion to Abate.

   The parties entered into a Settlement Agreement effective August 24, 2009, settling all claims and counterclaims that had been asserted in the six lawsuits, which are listed below:

   - Case No. 08-CI-1079 was filed by the Company on April 2, 2008 in Kenton County Circuit Court, Kenton County Kentucky.
   - Case No. 08-CI-609 was filed by the Company on April 2, 2008 in Franklin County Circuit Court, Franklin County Kentucky.
   - Case No. 08-CI-1374 was filed by the Company on April 25, 2008 in Kenton County Circuit Court, Kenton County Kentucky.
   - Case No. 08-CI-4671 was filed by the Company on April 25, 2008 in Jefferson County Circuit Court, Jefferson County Kentucky.
   - Case No. 08CV71318 was filed by the Company on April 25, 2008 in Warren County Court of Common Pleas, Warren County, Ohio.
   - Case No. 50-2008 CA009950XXXXMB was filed by 7373 on April 2, 2008 in Palm Beach County, Florida, Circuit Court of the Fifteenth Judicial Circuit.

   Pursuant to the settlement agreement, the parties filed with the respective courts an Agreed Order of Dismissal, with prejudice, of all claims and counterclaims. As consideration for the Settlement Agreement, 7373 agreed to sell, and the Company agreed to purchase, the five properties for the total sum of $4,000,000. The real estate transactions were closed on September 1, 2009.

B. The Company is subject to various other claims and suits that arise from time to time in the ordinary course of business. Management does not presently believe that the resolution of any claims currently outstanding will result in a material effect on the Company's earnings, cash flows or financial position. Exposure to loss contingencies from pending or threatened litigation is continually evaluated by management, which believes that adequate provisions for losses have been included in the consolidated financial statements.

Item 4. (Removed and Reserved)

PART II
(Items 5 through 9)

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock is traded on NYSE Amex under the symbol "FRS." The closing price of the Company's common stock as reported by NYSE Amex on July 23, 2010 was $19.99. There were approximately 1,650 shareholders of record as of July 23, 2010. The following table sets forth the high and low sales prices for the common stock and the cash dividend declared for each quarter within the Company's two most recent fiscal years:

	Fiscal Year Ended June 1, 2010			Fiscal Year Ended June 2, 2009		
	Stock Prices		Dividend	Stock Prices		Dividend
	High	Low	per share	High	Low	per share
1st Quarter	$32.21	$23.12	12¢	$26.95	$19.44	12¢
2nd Quarter	26.79	22.07	13¢	23.54	16.00	12¢
3rd Quarter	25.61	22.17	13¢	22.45	18.43	12¢
4th Quarter	24.10	19.91	13¢	28.87	19.26	12¢

Dividend Policy

Through July 9, 2010, the Company has paid 198 consecutive quarterly cash dividends during its 50 year history as a public company. The Company currently expects that quarterly cash dividends will continue to be paid for the foreseeable future at rates comparable with or slightly higher than those shown in the above table.

Equity Compensation Plan Information

Information regarding equity compensation plans under which common stock of the Company is authorized for issuance is incorporated by reference to Item 12 of this Form 10-K.

Issuer Purchases of Equity Securities

On January 6, 2010, the Board of Directors authorized a new repurchase program under which the Company may repurchase up to 500,000 shares of its common stock in the open market or through block trades over a two-year period that will expire January 6, 2012. The new authorization replaced a similar program that had expired in January 2010. The following table shows information pertaining to the Company's repurchases of its common stock during its fourth quarter that ended June 1, 2010:

Period	Total Number Of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
March 10, 2010 to April 6, 2010	-	$ -	-	-
April 7, 2010 to May 4, 2010	23,601	$22.17	23,601	476,399
May 5, 2010 to June 1, 2010	22,867	$21.24	22,867	453,532
Total	46,468	$21.71	46,468	453,532

Performance Graph

The following graph compares the yearly percentage change in the Company's cumulative total stockholder return on its Common Stock over the five year period ending June 1, 2010 with the Russell 2000 Index and two groups of the Company's peer issuers, selected by the Company in good faith. The graph assumes an investment of $100 in the Company's Common Stock, in the Index and in the common stock of each peer group on May 30, 2005 and reinvestment of all dividends.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Frisch's Restaurants, Inc., the Russell 2000 Index,
An Old Peer Group and a New Peer Group
$160
$140
$120
$100
$80
$60
$40
$20
$0
5/29/05
5/30/06
5/29/07
6/3/08
6/2/09
6/1/10
Frisch's Restaurants, Inc.
Russell 2000
Old Peer Group
New Peer Group

*$100 invested on 5/29/05 in stock or index, including reinvestment of dividends.
Fiscal year ending June 1.

The Old Peer Group consists of the following issuers: Bob Evans Farms, Inc., Biglari Holdings Inc. (formerly known as The Steak n Shake Co.), CBRL Group, Inc. (Cracker Barrel Old Country Store), and DineEquity, Inc. (IHOP and Applebee's).

The New Peer Group consists of the four peers in the old peer group plus Denny's, Inc., which was added to expand the number of publicly traded family style restaurant companies in the peer group. Over the years, the peer group has shrunk as other family style companies have gone private.

Item 6. Selected Financial Data

FRISCH'S RESTAURANTS, INC. AND SUBSIDIARIES
SUMMARY OF OPERATIONS

(in thousands, except per share data)

	2010	2009	2008	2007	2006
Sales	$ 292,872	$ 297,861	$ 299,562	$ 289,934	$ 290,968
Cost of sales					
Food and paper	99,651	105,860	106,895	101,401	102,106
Payroll and related	97,919	97,678	98,347	95,501	96,098
Other operating costs	64,988	66,082	66,383	64,043	64,338
	262,558	269,620	271,625	260,945	262,542
Gross profit	30,314	28,241	27,937	28,989	28,426
Administrative and advertising	15,127	14,638	14,131	14,301	13,976
Franchise fees and other revenue	(1,266)	(1,281)	(1,278)	(1,254)	(1,250)
Gains on sale of assets	-	(1,163)	(524)	(250)	(568)
Litigation settlement	-	(890)	-	-	-
Impairment of long-lived assets	-	-	4,660	-	-
Operating profit	16,453	16,937	10,948	16,192	16,268
Interest expense	1,748	2,000	2,360	2,672	2,771
Earnings before income taxes	14,705	14,937	8,588	13,520	13,497
Income taxes					
Current	5,664	4,022	5,147	5,357	4,594
Deferred	(958)	194	(2,505)	(1,105)	(257)
	4,706	4,216	2,642	4,252	4,337
NET EARNINGS	$ 9,999	$ 10,721	$ 5,946	$ 9,268	$ 9,160
Diluted net earnings per share of common stock	$ 1.93	$ 2.08	$1.14	$1.78	$1.78
Cash dividends per share	$ .51	$ .48	$ .46	$ .44	$ .44
Other financial statistics					
Working capital (deficit)	$ (18,152)	$ (16,552)	$ (20,142)	$ (25,832)	$ (18,519)
Capital expenditures	24,484	18,035	14,646	18,588	19,096
Total assets	189,253	176,976	172,060	179,259	175,283
Long-term obligations	40,618	34,588	30,509	34,538	44,019
Shareholders' equity	120,094	114,377	110,715	107,870	100,681
Book value per share at year end	$23.73	$22.43	$21.67	$21.06	$19.84
Return on average shareholders' equity	8.5%	9.5%	5.4%	8.9%	9.4%
Weighted average number of diluted shares outstanding	5,192	5,164	5,228	5,215	5,160
Number of shares outstanding at year end	5,061	5,100	5,110	5,123	5,075
Sales change percentage	(1.7%)	(.6%)	3.3%	(.4%)	4.2%
Earnings as a percentage of sales					
Gross profit	10.4%	9.5%	9.3%	10.0%	9.8%
Operating profit	5.6%	5.7%	3.7%	5.6%	5.6%
Earnings before income taxes	5.0%	5.0%	2.9%	4.7%	4.6%
Net earnings	3.4%	3.6%	2.0%	3.2%	3.1%

Fiscal year 2008 contained 53 weeks consisting of 371 days.
Fiscal year 2006 contained 52 weeks consisting of 366 days.
All other fiscal years presented contained 52 weeks consisting of 364 days.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

SAFE HARBOR STATEMENT under the PRIVATE SECURITIES LITIGATION REFORM ACT of 1995

Forward-looking statements are included in this Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A). Such statements may generally express management's expectations with respect to its plans, or its assumptions and beliefs concerning future developments and their potential effect on the Company. There can be no assurances that such expectations will be met or that future developments will not conflict with management's current beliefs and assumptions, which are inherently subject to risks and uncertainties. Factors that could cause actual results and performance to differ materially from anticipated results that may be expressed or implied in forward-looking statements are included in, but not limited to, the discussion in this Form 10-K under Part I, Item 1A. "Risk Factors."

Sentences that contain words such as "should," "would," "could," "may," "plan(s)," "anticipate(s)," "project(s)," "believe(s)," "will," "expect(s)," "estimate(s)," "intend(s)," "continue(s)," "assumption(s)," "goal(s)," "target" and similar words (or derivatives thereof) are generally used to distinguish "forward-looking statements" from historical or present facts.

All forward-looking information is provided by the Company pursuant to the safe harbor established under the Private Securities Litigation Reform Act of 1995 and should be evaluated in the context of all risk factors. Except as may be required by law, the Company disclaims any obligation to update any of the "forward-looking statements" that may be contained in this MD&A.

This MD&A should be read in conjunction with the consolidated financial statements. The Company has no off-balance sheet arrangements other than operating leases that are entered from time to time during the normal course of business. The Company does not use special purpose entities.

CORPORATE OVERVIEW

The operations of Frisch's Restaurants, Inc. and Subsidiaries (Company) consist of two reportable segments within the restaurant industry: full service family-style "Big Boy" restaurants and grill buffet-style "Golden Corral" restaurants. As of June 1, 2010, 91 Big Boy restaurants and 35 Golden Corral restaurants were owned and operated by the Company, located in various regions of Ohio, Kentucky and Indiana, plus smaller areas in Pennsylvania and West Virginia.

Fiscal Year 2010 ended on Tuesday, June 1, 2010 (a period of 52 weeks comprised of 364 days). It compares with Fiscal Year 2009 that ended on Tuesday, June 2, 2009 (a period of 52 weeks comprised of 364 days), and Fiscal Year 2008 that ended on Tuesday, June 3, 2008 (a period of 53 weeks comprised of 371 days). Fiscal Year 2011 will end on Tuesday, May 31, 2011 (a period of 52 weeks comprised of 364 days).

Sales in Fiscal Years 2010, 2009 and 2008 were $292,872,000, $297,861,000 and $299,562,000, respectively. The 53rd week added $5,762,000 in sales to Fiscal Year 2008.

Net earnings for Fiscal Year 2010 were $9,999,000, or diluted earnings per share (EPS) of $1.93. Net earnings in Fiscal Year 2009 were $10,721,000 ($2.08 diluted EPS) and $5,946,000 ($1.14 diluted EPS) was posted in Fiscal Year 2008. Fiscal Year 2008 included a non-cash pretax impairment of assets charge of $4,660,000 ($.62 diluted EPS) to lower the carrying values of three Golden Corral restaurants that management had concluded were impaired. The effective tax rates were 32.0 percent, 28.2 percent and 30.8 percent, respectively, in Fiscal Years 2010, 2009 and 2008.

Pretax Highlights:

- Golden Corral produced a pretax profit in Fiscal Year 2010 of $3,874,000, which was $1,704,000 higher than Fiscal Year 2009. Results for Golden Corral in Fiscal Year 2008 included a $4,660,000 charge against pretax earnings to record an impairment of assets.
- Big Boy same store sales decreased 1.6 percent in Fiscal Year 2010; an increase of 1.5 percent was achieved in Fiscal Year 2009.
- Golden Corral same store sales decreased 2.9 percent in Fiscal Year 2010; an increase of 1.0 percent was achieved in Fiscal Year 2009.
- As a percentage of sales, consolidated food costs decreased to 34.0 percent in Fiscal Year 2010, from 35.5 percent in Fiscal Year 2009 and 35.7 percent in Fiscal Year 2008.
- As a percentage of sales, consolidated payroll and related costs increased to 33.4 percent in Fiscal Year 2010, from 32.8 percent in Fiscal Years 2009 and 2008.
- Net periodic pension cost was $2,818,000 in Fiscal Year 2010, $1,814,000 in Fiscal Year 2009 and $1,237,000 in Fiscal Year 2008.
- Self-insurance reserve adjustments - $536,000 was charged against pretax earnings in Fiscal Year 2010 versus credits in Fiscal Year 2009 of $68,000 and $353,000 in Fiscal Year 2008.
- Gains on the sale of real estate – zero during Fiscal Year 2010, $1,163,000 in Fiscal Year 2009 and $524,000 in Fiscal Year 2008.
- Results for Fiscal Year 2009 included an $890,000 credit to pretax earnings, the result of a favorable conclusion to long-standing litigation.

Mandated increases in the minimum wage continue to place pressure on the Company's operating margins:

- In Ohio, where more than two-thirds of the Company's payroll costs are incurred, the minimum wage for non-tipped employees was increased 33 percent from $5.15 per hour to $6.85 per hour beginning January 1, 2007. It was increased to $7.00 per hour on January 1, 2008 and to $7.30 per hour on January 1, 2009. There was no increase on January 1, 2010.

- The minimum wage for tipped employees in Ohio increased 61 percent from $2.13 per hour to $3.43 per hour beginning January 1, 2007. It was increased to $3.50 per hour on January 1, 2008 and to $3.65 per hour on January 1, 2009. There was no increase on January 1, 2010.

- Federal minimum wage statutes currently apply to substantially all other (non-Ohio) employees. The federal minimum wage for non-tipped employees increased from $5.15 per hour to $5.85 per hour in July 2007. It was increased to $6.55 per hour in July 2008 and to $7.25 per hour in July 2009. The rate for tipped employees (non-Ohio) was not affected by the federal legislation, remaining at $2.13 per hour.

The effects of paying the required higher hourly rates of pay have been countered through the combination of higher menu prices charged to customers and reductions in the number of scheduled labor hours. Without benefit of further reductions in labor hours, the July 2009 federal minimum wage increase to $7.25 per hour would have increased annual payroll costs in non-Ohio restaurants by an estimated $400,000.

At the end of each of the last two fiscal years, the Company's equity has been significantly reduced to recognize underfunding in the two defined benefit pension plans that are sponsored by the Company. Approximately $5.0 million, net of tax, was recognized at the end of Fiscal Year 2009, to which $1.9 million, net of tax, was added at the end of Fiscal Year 2010.

RESULTS OF OPERATIONS

Sales

The Company's sales are primarily generated through the operation of Big Boy restaurants and Golden Corral restaurants. Big Boy sales also include wholesale sales from the Company's commissary to restaurants licensed to other Big Boy operators and the sale of Big Boy's signature brand tartar sauce to grocery stores. Same store sales comparisons are a key metric that management uses in the operation of the business. Same store sales are affected by changes in customer counts and menu price increases. Changes in sales also occur as new restaurants are opened and older restaurants are closed. Below is the detail of consolidated restaurant sales:

	Fiscal Year 2010	Fiscal Year 2009 (in thousands)	(53 weeks) Fiscal Year 2008
Big Boy restaurants	$ 181,903	$ 183,443	$ 183,933
Wholesale sales to licensees	8,554	9,038	9,284
Wholesale sales to groceries	1,152	1,142	939
Total Big Boy sales	191,609	193,623	194,156
Golden Corral sales	101,263	104,238	105,406
Consolidated restaurant sales	$ 292,872	$ 297,861	$ 299,562

A breakdown of changes in Big Boy same store sales by quarter follows:

Big Boy	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	Year
Fiscal Year 2010	(0.1)%	(0.4)%	(3.4)%	(2.7)%	(1.6)%
Fiscal Year 2009	0.2%	0.6%	0.7%	4.6%	1.5%

The 1.6 percent decrease in Big Boy same store sales during Fiscal Year 2010 brought to an end twelve consecutive years that Big Boy same store sales increases had been achieved.

All Big Boy same store sales comparisons include average menu price increases of 1.0 percent, 1.4 percent, and 1.6 percent, implemented respectively during the third quarters of Fiscal Years 2010, 2009 and 2008. The first quarters of Fiscal Years 2010, 2009 and 2008 included average menu price increases of 1.0 percent, 2.4 percent, and 1.2 percent, respectively. In addition, the fourth quarter of Fiscal Year 2008 included a price increase of .5 percent. Another increase is currently being planned for implementation in September 2010. The higher menu prices likely contributed to the continuing trend in lower customer traffic. Customer counts in same stores were 3.4 percent lower in Fiscal Year 2010 compared with Fiscal Year 2009, which was 1.8 percent lower than Fiscal Year 2008. Management has no plans to offer competitive discounting or other promotional deals as many other chain restaurant concepts have done during the current economic downturn to boost their sagging customer traffic. Management believes the avoidance of deep discounting has kept the Company's sales declines to a minimum, placing it in a solid position of not having to ask customers to give up deals when the economy recovers.

The Company operated 91 Big Boy restaurants as of June 1, 2010. The count of 91 includes the following openings and closings since the beginning of Fiscal Year 2008 (June 2007):

Fiscal Year 2010

- New unit opened in May 2010 in Shepherdsville, Kentucky (Louisville market)
- New unit opened in April 2010 in Independence, Kentucky (Cincinnati market)
- New unit opened in November 2009 near Hamilton, Ohio (Cincinnati market)
- Replacement unit opened in September 2009 in Lawrenceburg, Indiana (Cincinnati market) – no sales interruption

Fiscal Year 2009

- Closed unit in May 2009 in Dayton, Ohio
- New unit opened in October 2008 in Dayton, Ohio
- Replacement unit opened in September 2008 in Blue Ash, Ohio (Cincinnati market) – three month sales interruption
- New unit opened in August 2008 in Winchester, Kentucky (Lexington market)

Fiscal Year 2008

- Closed unit in May 2008 in Cincinnati, Ohio
- Closed unit in May 2008 in Columbus, Ohio
- Replacement unit opened in August 2007 in Delhi Township (Cincinnati market) – three month sales interruption
- New unit opened in July 2007 in Springfield, Ohio (Dayton market)
- New unit opened in June 2007 in Kettering, Ohio (Dayton, market)
- Closed unit in June 2007 in Mt. Carmel, Ohio (Cincinnati market)

Planned Big Boy openings in Fiscal Year 2011:

- Louisville, Kentucky - July 2010
- Beavercreek, Ohio (Dayton market) - August 2010
- Elizabethtown, Kentucky (Louisville market) – October 2010
- Heath, Ohio (Columbus market) – December 2010

A breakdown of Golden Corral same store sales by quarter follows:

Golden Corral	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	Year
Fiscal 2010	(2.4)%	(3.6)%	(6.4)%	0.7%	(2.9)%
Fiscal 2009	1.2%	(2.2%)	2.3%	2.3%	1.0%

The .7 percent same store sales increase in the fourth quarter of Fiscal Year 2010 was the result of a seasonal promotion that featured baby back ribs on the all-you-can-eat buffet line.

All Golden Corral same store sales comparisons include average menu price increases of .5 percent in February 2010, .3 percent in May 2009, 2.5 percent in September 2008, .5 percent in June 2008, .8 percent in March 2008, 3.2 percent in October 2007, and 4.2 percent in June 2007. The Golden Corral segment of the business has now experienced a same store sales decline in 21 of the last 27 quarters. As with Big Boy, higher menu prices have likely contributed to the continuation of lower customer counts that have been experienced. Same store customer counts were 4.2 percent lower in Fiscal Year 2010 compared with Fiscal Year 2009, which was 2.5 percent lower than Fiscal Year 2008.

The Company operated 35 Golden Corral restaurants as of June 1, 2010, a net increase of one since the beginning of the three year period that began in June 2007. The last Golden Corral restaurant opened by the Company occurred in July 2007. No Golden Corral restaurants are currently planned to open over the next twelve months.

The federal health care reform package that was recently signed into law will require the Company to post calorie counts and other nutritional information on its menus. The final rules are expected to be issued by the Food and Drug Administration in March 2011. Sales volumes in both Big Boy and Golden Corral restaurants may be adversely affected if customers significantly alter their dining choices as a result of this information being available to them.

Gross Profit

Gross profit for the Big Boy segment includes wholesale sales and cost of wholesale sales. Gross profit differs from restaurant level profit discussed in Note G (Segment Information) to the consolidated financial statements, as advertising expense and impairment of asset losses are charged against restaurant level profit. Gross profit for both operating segments is shown below.

	Fiscal Year 2010	Fiscal Year 2009	(53 weeks) Fiscal Year 2008
		(in thousands)	
Big Boy gross profit	$ 24,066	$ 23,725	$ 25,749
Golden Corral gross profit	6,248	4,515	2,188
Total gross profit	$ 30,314	$ 28,240	$ 27,937

The operating percentages shown in the following table are percentages of total sales, including Big Boy wholesale sales. The table supplements the discussion that follows, which addresses cost of sales for both the Big Boy and Golden Corral reporting segments, including food cost, payroll and other operating costs.

	Fiscal Year 2010			Fiscal Year 2009			(53 weeks) Fiscal Year 2008		
	Total	BB	GC	Total	BB	GC	Total	BB	GC
Sales	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Food and paper	34.0	32.2	37.4	35.5	33.8	38.8	35.7	33.6	39.5
Payroll and related	33.4	35.8	28.9	32.8	34.7	29.2	32.8	34.6	29.6
Other operating costs (including opening costs)	22.2	19.3	27.6	22.2	19.2	27.7	22.2	18.6	28.8
Gross profit	10.4	12.7	6.1	9.5	12.3	4.3	9.3	13.2	2.1

Combined with the effect of increased menu prices charged to customers, the significant reductions in food and paper cost percentages shown in the above table are the result of food cost deflation that continued throughout much of Fiscal Year 2010, after first emerging during the second half of Fiscal Year 2009. The declines in wholesale prices followed increases of 7.9 percent in 2008 and 7.6 percent in 2007, according to the U.S. Bureau of Labor Statistics. Despite the current stable markets for fish and poultry, beef and pork prices have already begun to trend higher and are generally expected to remain elevated throughout the remainder of the 2010 calendar year. Purchase contracts for some commodities may contain contractual provisions that limit the price the Company will pay. The Company does not use financial instruments as a hedge against changes in commodity prices. Food cost percentages in the Golden Corral segment are much higher than Big Boy because of the all-you-can-eat nature of the Golden Corral segment, and because steak is featured daily on the buffet line.

Although there is no seasonal fluctuation in employment levels, the number of hours worked by hourly paid employees has always been managed closely according to sales patterns in individual restaurants. The Golden Corral segment achieved additional reductions in hours worked, by launching a program in Fiscal Year 2010 that allows customers to help themselves to plates and silverware, which were previously brought to tables by servers. Despite the savings achieved from the reductions in hours and higher menu prices charged to customers, several other factors drove the payroll and related cost percentages above the levels in the comparable year ago period. In addition to higher levels of incentive compensation, these factors included higher costs associated with benefit programs offered by the Company, including significant increases in pension related costs and medical insurance premiums. Certain charges to increase the Company's reserves for its self-insured workers' compensation program also had an adverse effect on the payroll and related percentages.

The Company self-insures a significant portion of expected losses from its workers' compensation program in the State of Ohio. Initial self-insurance reserves are accrued based on prior claims history, including an amount developed for incurred but unreported claims. Active management of claims, which includes a requirement for post accident drug testing, keeps the number of claims and the average cost per claim to a minimum. Management performs a comprehensive review each fiscal quarter and adjusts the self-insurance reserves as deemed appropriate based on claims experience. The reserves were increased by $536,000 during Fiscal Year 2010, effected through a charge against earnings. The reserves were decreased – credited to earnings – by $68,000 and $353,000 respectively, in Fiscal Years 2009 and 2008.

After medical insurance premiums held steady in calendar years 2007 and 2008, costs escalated by almost fifteen percent for the plan year that ended December 31, 2009, rising to over $9,400,000. Premium cost is currently expected to be 6.5 percent higher for the plan year that runs January 1, 2010 through December 31, 2010, with costs likely exceeding $10,000,000. The Company typically absorbs 75 to 80 percent of the cost, with employees contributing the remainder. Management is currently evaluating health care reform legislation that was recently enacted by the federal government to determine the future effects upon the Company.

Net periodic pension cost was $2,818,000, $1,814,000 and $1,237,000 respectively, in Fiscal Years 2010, 2009 and 2008. The higher cost in Fiscal Year 2010 is primarily the result of market losses in Fiscal Year 2009 that lowered the fair value of plan assets at the end of Fiscal Year 2009 to $19,744,000 from $26,213,000 at the end of Fiscal Year 2008. This loss is amortized through pension cost and it created a lower credit for the expected return on plan assets that flows through pension cost. The fair value of plan assets rebounded to $23,030,000 at the end of Fiscal Year 2010. The expected long-term rate of return on plan assets used to compute pension cost was 8.0 percent in Fiscal Years 2010, 2009 and 2008. The assumption will be lowered to 7.5 percent for the determination of pension costs for Fiscal Year 2011. Net periodic pension cost will increase by approximately $50,000 for each decrease of 25 basis points in the expected return assumption. The discount rate used in the actuarial assumptions to compute pension costs was 6.5 percent in Fiscal Years 2010 and 2009, and was 6.0 percent in Fiscal Year 2008. The rate for Fiscal Year 2011 will be lowered to 5.5 percent. Net periodic pension cost will increase by approximately $125,000 for each decrease of 25 basis points in the discount rate. The rate of compensation increase used to calculate pension costs was 4.0 percent in Fiscal Year 2010 and was 4.5 percent in Fiscal Years 2009 and 2008. It will remain at 4.0 percent for Fiscal Year 2011. Net periodic pension cost for Fiscal Year 2011 is currently estimated at approximately $3,340,000.

Although no contributions have been needed to satisfy minimum legal funding requirements during the last three fiscal years, discretionary contributions made by the Company to these plans were $1,625,000, $1,000,000 and $1,000,000 respectively, in Fiscal Years 2010, 2009 and 2008. Contributions for Fiscal Year 2011 are currently anticipated to be at least $1,625,000, which includes amounts to meet minimum legal funding requirements to which discretionary contributions have been added. Future funding of the pension plans largely depends upon the performance of investments that are held in trusts that have been established for the plans. Equity securities comprise 70 percent of the target allocation of the plans' assets. The fair value of all plan assets was $23,030,000, $19,744,000 and $26,213,000 respectively at the end of Fiscal Years 2010, 2009 and 2008. Notwithstanding the rebound in Fiscal Year 2010, the market declines experienced in Fiscal Year 2009 are likely to take several years from which to recover, which will have a material adverse effect upon future funding requirements and result in the recognition of much higher net periodic pension costs for years to come.

Pension accounting standards require the overfunded or underfunded status of defined benefit pension plans to be recognized as an asset or liability in the Company's consolidated balance sheet. Funded status is measured as the difference between plan assets at fair value and projected benefit obligations, which includes a projection of future salary increases. A $4,979,000 reduction in the Company's equity, net of tax, was required to establish the necessary $7,507,000 liability in the Company's balance sheet at June 2, 2009 to record underfunded status. The liability in the Company's balance sheet at June 1, 2010 was increased to $10,511,000, as equity was reduced $1,917,000, net of tax. The reductions in equity were effected through charges to accumulated other comprehensive income.

The underfunding recognized at the end of Fiscal Year 2009 was the direct result of significant declines in the market values of equity securities held by the plans' assets. Stronger equity security markets emerged in Fiscal Year 2010, as interest rates continued to be held to abnormally low levels by the world's central banks. As a result, the investment gains achieved in Fiscal Year 2010 were not enough to overcome the market declines that were experienced in Fiscal Year 2009, or to offset the effects of lowering the discount rate used to measure projected benefit obligations as of June 1, 2010 from 6.5 percent to 5.5 percent. The projected benefit obligation increases approximately $975,000 for each decrease of 25 basis points in the discount rate.

The Hourly Pension Plan (Plan) was amended on July 1, 2009 to freeze all future accruals for credited service under the Plan after August 31, 2009. The Plan had previously been closed to all hourly paid restaurant employees hired after December 31, 1998. The Salaried Pension Plan was amended on July 1, 2009 to close admission to salaried employees hired after June 30, 2009. Salaried employees hired before June 30, 2009 continue to participate in the Salaried Pension Plan and receive credit with normal benefits for years of service.

Other operating costs include occupancy costs such as maintenance, rent, depreciation, property tax, insurance and utilities, plus costs relating to field supervision; accounting and payroll preparation costs, franchise fees for Golden Corral restaurants; new restaurant opening costs and many other restaurant operating costs. As most of these expenses tend to be fixed costs, the percentages shown in the above table are greatly affected by changes in same store sales levels. In other words, percentages rise when sales decrease and percentages decrease when sales increase. Opening costs can have a significant effect on the percentages. Opening costs for Big Boy restaurants for Fiscal Years 2010, 2009 and 2008 were $768,000, $585,000, and $408,000 respectively. Golden Corral opening costs were zero in each of Fiscal Years 2010 and 2009 and were $229,000 in Fiscal Year 2008. No opening costs are expected for Golden Corral in fiscal Year 2011. Other operating costs in Fiscal Year 2009 included a charge of $334,000 to write down the carrying value of a Big Boy restaurant that permanently ceased operations on May 31, 2009.

The percentage reductions in Golden Corral's other operating costs in Fiscal Year 2009 when compared with Fiscal Year 2008 are largely from lower depreciation charges, the result of a $4.6 million impairment of assets charge that was taken at the end of Fiscal Year 2008 to lower carrying costs of three restaurants. Other operating costs for the Golden Corral segment are a much higher percentage of sales than Big Boy because the physical facility of a Golden Corral restaurant is almost twice as large as a Big Boy restaurant and Golden Corral sales volumes have generally remained well below management's original long-term expectations for the concept.

Operating Profit

To arrive at the measure of operating profit, administrative and advertising expense is subtracted from gross profit, while franchise fees and other revenue is added to it. Gains and losses from the sale of real property (if any) are then respectively added or subtracted. Charges for impairment of assets (if any) are also subtracted from gross profit to arrive at the measure of operating profit. Operating profit in Fiscal Year 2009 included certain amounts (discussed below) credited to earnings in connection with the settlement of a long-standing legal matter.

Administrative and advertising expense was $15,128,000, $14,638,000 and $14,131,000 respectively in Fiscal Years 2010, 2009 and 2008. Advertising expense represents the largest component of these costs. Advertising expense was $7,049,000, $6,984,000, and $7,045,000 respectively in Fiscal Years 2010, 2009 and 2008. Spending for advertising and marketing programs is proportionate to sales levels, reflecting the Company's long standing policy to spend a constant percentage of Big Boy and Golden Corral sales on advertising and marketing. On January 1, 2010, Golden Corral advertising fees were increased from 2.0 percent to 2.4 percent of sales, allowing additional national media buying by Golden Corral Franchising Systems, Inc., which effectively expanded cable television spots in all the Company's market areas. All other administrative costs were $8,079,000, $7,654,000 and $7,086,000 respectively in Fiscal Years 2010, 2009 and 2008. The Chief Executive Officer's incentive compensation was included in other administrative costs as follows: $511,000, $497,000 and zero respectively was accrued in Fiscal Years 2010, 2009 and 2008. Stock based compensation costs included in other administrative costs were $356,000, $249,000 and $339,000 respectively in Fiscal Years 2010, 2009 and 2008. Fiscal Year 2008 included a charge in other administrative costs of $160,000 to write-off deposits for Golden Corral development rights.

Revenue from franchise fees is based upon sales volumes generated by Big Boy restaurants that are licensed to other operators. The fees are based principally on percentages of sales and are recorded on the accrual method as earned. As of June 1, 2010, 25 Big Boy restaurants were licensed to other operators and paying fees to the Company. No new licensed Big Boy restaurants have opened during any of the periods presented in this MD&A; one closed during Fiscal Year 2010 and two were closed during Fiscal Year 2009. Other revenue also includes certain other fees earned from licensed restaurants along with minimal amounts of rent and investment income.

Gains and losses from the sale of assets consist of transactions involving real property and sometimes may include restaurant equipment that is sold together with real property as a package when closed restaurants are sold. Gains and losses reported on this line do not include abandonment losses that routinely arise when certain equipment is replaced before it reaches the end of its expected life. Abandonment losses are instead reported in other operating costs.

No sales of real property occurred during Fiscal Year 2010. Gains from the sale of real property in Fiscal Year 2009 amounted to $1,163,000 on aggregate proceeds of $1,750,000. The totals are primarily attributable to the disposition of a Big Boy restaurant in the first quarter of Fiscal Year 2009 that had ceased operations in June 2008, the gain from which was $1,072,000 on proceeds of $1,487,000. Gains from the sale of real property amounted to $524,000 during Fiscal Year 2008, resulting from the dispositions of three low volume Big Boy restaurants that had ceased operations respectively in January, April and June 2007.

During the third quarter of Fiscal Year 2009, the Company received a check for $640,000 representing full and final settlement of the arbitration award in the long-standing case against the general contractor that had constructed a Golden Corral restaurant for the Company in Canton, Ohio in 2001, which the Company had to subsequently demolish due to defective construction by the contractor. In addition to the cash received, an additional credit to earnings of $250,000 was recorded to reverse a liability that had represented the general contractor's claim against the Company for the outstanding contract balance, which was eliminated when the award was made final.

The test for impairment of assets completed at the end of Fiscal Year 2008 determined that the carrying values of three Golden Corral restaurant locations exceeded expected future cash flows to be generated by the underlying assets. As a result, a non-cash pretax charge of $4,565,000 was recorded to lower the carrying values to fair values. The total charge reflected in the consolidated statement of earnings includes impairment losses of $95,000 for intangible assets associated with unamortized initial franchise fees relating to the three impaired restaurants. The three impaired restaurants continue to operate. No significant charges for impairment of assets were recorded during either Fiscal Year 2010 or Fiscal Year 2009.

Interest Expense

Interest expense was $1,749,000, $2,000,000 and $2,359,000 respectively, in Fiscal Years 2010, 2009 and 2008. The decreasing trend is primarily the result of lower debt levels and lower variable interest rates. However, interest expense will increase in Fiscal Year 2011 because Fiscal Year 2010 was the first year since 2006 that the amount borrowed by the Company exceeded the amount that was repaid, and borrowing in Fiscal Year 2011 is presently projected to exceed amounts that are scheduled to be repaid.

Income Taxes

Income tax expense as a percentage of pre-tax earnings was 32.0 percent in Fiscal Year 2010, 28.2 percent in Fiscal Year 2009 and 30.8 percent in Fiscal Year 2008. The effective rates have been kept consistently low through the Company's use of available tax credits, principally the federal credit allowed for Employer Social Security and Medicare Taxes Paid on Certain Employee Tips and the federal Work Opportunity Tax Credit (WOTC). The Company believes it has no uncertain tax positions that have been filed or that are expected to be taken on a future tax return. The Internal Revenue Service is currently examining the Company's tax return for Fiscal Year 2009.

LIQUIDITY AND CAPITAL RESOURCES

Sources of Funds

Food sales to restaurant customers provide the Company's principal source of cash. The funds from sales are immediately available for the Company's use, as substantially all sales to restaurant customers are received in currency or are settled by debit or credit cards. The primary source of cash provided by operating activities is net earnings plus depreciation and impairment of assets, if any. Other sources of cash may include borrowing against credit lines, proceeds received when stock options are exercised and occasional sales of real estate. In addition to servicing debt, these cash flows are utilized for discretionary objectives, including capital projects (principally restaurant expansion) and dividends.

Working Capital Practices

The Company has historically maintained a strategic negative working capital position, which is a common practice in the restaurant industry. As significant cash flows are consistently provided by operations, and credit lines remain readily available, the use of this practice should not hinder the Company's ability to satisfactorily retire any of its obligations when due, including the aggregated contractual obligations and commercial commitments shown in the following table.

Aggregated Information about Contractual Obligations and Commercial Commitments
As of June 1, 2010

		Total	Payments due by period (in thousands) year 1	year 2	year 3	year 4	year 5	more than 5 years
	Long-Term Debt	$31,313	$7,518	$12,254	$5,027	$3,400	$2,051	$1,063
	Interest on Long-Term Debt (estimated)	4,299	1,531	1,134	752	469	257	156
	Rent due under Capital Lease Obligations	2,047	327	214	79	65	65	1,297
1.	Rent due under Operating Leases	18,314	1,632	1,619	1,496	1,519	1,410	10,638
2.	Unconditional Purchase Obligations	15,953	7,899	4,473	3,450	131	-	-
3.	Other Long-Term Obligations	1,093	229	232	235	237	160	-
	Total Contractual Cash Obligations	$73,019	$19,136	$19,926	$11,039	$5,821	$3,943	$13,154

1. Operating leases may include option periods yet to be exercised, when exercise is determined to be reasonably assured.

2. Primarily consists of commitments for certain food and beverage items, plus capital projects including commitments to purchase real property (if any). Does not include agreements that are cancellable without penalty.

3. Deferred compensation liability (undiscounted).

The working capital deficit was $18,152,000 as of June 1, 2010. The deficit was $16,552,000 as of June 2, 2009. Accounts payable for construction costs relating to three new restaurants accounted for most of the increase in the working capital deficit. There were no costs related to new unit construction included in accounts payable as of June 2, 2009.

As of June 1, 2010, $2,000,000 remained available to be borrowed under a Construction Draw Credit Facility, which is net of $6,000,000 borrowed during Fiscal year 2010. In addition, a $5,000,000 Revolving Loan (unused at June 1, 2010) is readily available if needed to fund temporary working capital needs. The Company is in compliance with the covenants contained in both of these credit facilities. The Company expects to encounter no difficulties in extending both facilities prior to their scheduled expirations in October 2010.

Operating Activities

Operating cash flows were $26,627,000 in Fiscal Year 2010, which compares with $22,408,000 in Fiscal Year 2009 and $20,327,000 Fiscal Year 2008. These changes are primarily attributable to normal changes in assets and liabilities such as prepaid expenses, inventories and accounts payable, all of which fluctuate widely from quarter to quarter and year to year. Management measures cash flows from the operation of the business by simply adding to net earnings certain non-cash expenses such as depreciation, losses (net of any gains) on dispositions of assets, charges for impairment of long-lived assets (if any), stock based compensation cost and pension costs in excess of plan contributions. The result of this approach is shown as a sub-total in the consolidated statement of cash flows: $25,819,000 in Fiscal Year 2010, $24,568,000 in Fiscal Year 2009 and $25,025,000 in Fiscal Year 2008.

Investing Activities

Capital spending is the principal component of the Company's investing activities. Capital spending was $24,484,000 during Fiscal Year 2010, which included $21,373,000 for Big Boy restaurants and $3,111,000 for Golden Corral restaurants. These capital expenditures consisted of site acquisitions for expansion, new restaurant construction and acquisitions of exiting leased Big Boy restaurants from landlords, plus on-going reinvestments in existing restaurants, which includes remodelings, kitchen and dining room expansions, routine equipment replacements and other maintenance capital expenditures.

No sales of real property occurred during Fiscal Year 2010. Proceeds from the disposition of property during Fiscal Year 2009 amounted to $1,770,000, primarily resulting from the sale of an older Big Boy restaurant that had ceased operations in June 2008. Its sale resulted in a gain of $1,072,000, which was reported in the first quarter of Fiscal Year 2009. Two former Big Boy restaurants and five surplus land locations are currently held for sale at an aggregate asking price of $3,490,000.

Financing Activities

Borrowing against credit lines amounted to $10,000,000 during Fiscal Year 2010, consisting of $6,000,000 borrowed to finance construction and $4,000,000 borrowed specifically to fund the acquisition of five Big Boy restaurants from the landlord of the facilities (see the last paragraph under "Other Information" below). Scheduled and other payments of long-term debt and capital lease obligations amounted to $8,617,000 during Fiscal Year 2010. Borrowing more than was repaid in a fiscal year had not occurred since 2006. Borrowing in Fiscal Year 2011 is also expected to exceed scheduled repayments. Regular quarterly cash dividends to shareholders amounted to $2,604,000 ($.51 per share) in Fiscal Year 2010. A $.13 per share dividend was declared on June 8, 2010. Its payment on July 9, 2010 was the 198th consecutive quarterly dividend paid by the Company. The Company expects to continue its 50 year practice of paying regular quarterly cash dividends.

During Fiscal Year 2010, 4,417 shares of common stock were issued pursuant to the exercise of stock options, which yielded proceeds to the Company of approximately $94,000. As of June 1, 2010, 503,069 shares granted under the Company's two stock option plans remain outstanding, including 416,234 fully vested shares at a weighted average price per share of $20.65. The closing price of the Company's stock on June 1, 2010 was $20.87. As of June 1, 2010, 552,500 shares remained available to be granted under the 2003 Stock Option and Incentive Plan, which is net of 72,500 options granted during Fiscal Year 2010: 51,500 options were granted to employees in June 2009, and in October 2009, 3,000 option shares were granted to the Chief Executive Officer along with 18,000 to non-employee members of the Board of Directors.

Under a stock repurchase program that expired in January 2010, 38,681 shares of the Company's common stock were acquired over the two year life of the authorization at a cost of approximately $857,000. No shares were repurchased from June 3, 2009 through the program's expiration in January 2010. On January 6, 2010, the Board of Directors authorized a new repurchase program under which the Company may repurchase up to 500,000 shares of its common stock in the open market or through block trades over a two year period that will expire January 6, 2012. From April 14, 2010 when the first repurchase was made through June 1, 2010, 46,468 shares were acquired at a cost of $1,009,000. So long as it is warranted by the price per share, the Company intends to continue making periodic repurchases of its common stock over the remaining two year life of the current authorization.

Other Information

Three new Big Boy restaurants were opened for business in Fiscal Year 2010. In addition, A fourth Big Boy restaurant was opened during the year, which was the replacement of an older facility. Two Big Boy restaurant buildings were under construction as of June 1, 2010, scheduled to open respectively in July and August 2010. Near term construction plans call for two more Big Boy restaurants to be completed and opened for business before December 31, 2010, with construction of two more likely to begin during the spring of 2011. Other promising sites are under contract for possible future acquisition and development. However, these contracts are cancellable at the Company's sole discretion while due diligence is pursued under the inspection period provisions of the respective contracts.

Including land and land improvements, the cost to build and equip each new Big Boy restaurant currently ranges from $2,500,000 to $3,400,000. The actual cost depends greatly on the price paid for the land and the cost of land improvements, which can vary widely from location to location, and whether the land is purchased or leased. Costs also depend on whether the new restaurant is constructed using plans for the original 2001 building prototype (5,700 square feet with seating for 172 guests) or its smaller adaptation that was developed in Fiscal Year 2010 (5,000 square feet with seating for 146 guests) for use in smaller trade areas. The smaller prototype was used to build two of the four facilities that opened during Fiscal Year 2010. It is also being used to build all four facilities that are scheduled to open in Fiscal Year 2011.

Approximately one-fifth of the Big Boy restaurants are routinely renovated or decoratively updated each year. The renovations not only refresh and upgrade interior finishes, but are also designed to synchronize the interiors and exteriors of older restaurants with that of newly constructed restaurants. The current average cost to renovate a typical older restaurant ranges from $120,000 to $150,000. Newer prototype restaurants also receive updates when they reach five years of age, the cost of which currently ranges from $80,000 to $90,000 per restaurant. The Fiscal Year 2011 remodeling budget for Big Boy restaurants is $2,100,000. In addition, certain high-volume Big Boy restaurants are regularly evaluated to determine whether their kitchens should be redesigned for increased efficiencies and whether a dining room expansion is warranted. A typical kitchen redesign costs approximately $125,000 and a dining room expansion can cost up to $750,000.

Although the Company possesses development rights to open up to twelve more Golden Corral restaurants through December 31, 2011, no further development is currently planned and there is no active search for sites on which to build. At the end of Fiscal Year 2008, management determined that the assets of three Golden Corral restaurant locations were impaired and a non-cash pretax charge of $4,660,000 was recorded to lower the carrying values to fair value. The impairment charge included $95,000 to write-off unamortized franchise fees. The three impaired restaurants remain in operation. Franchise fee deposits totaling $160,000 were written-off in Fiscal Year 2008, when the Area Development Agreement with Golden Corral Franchise Systems, Inc. (the Franchisor) was amended to lower the Company's development rights to build more Golden Corral restaurants from 28 to twelve.

Nine Golden Corral restaurants are scheduled to be renovated in Fiscal Year 2011. In addition, carpeting is typically replaced in each restaurant every two and half years on average. The Fiscal Year 2011 remodeling budget, including carpeting costs, is approximately $1,700,000.

Although part of the Company's strategic plan entails owning the land on which it builds new restaurants, it is sometimes necessary to enter ground leases to obtain desirable land on which to build. During Fiscal year 2010, the Company entered a capital lease for land on which construction of a Big Boy restaurant was in progress as of June 1, 2010. Under the terms of the lease, the Company is required to acquire the land in fee simple estate after the tenth year. Seven of the 35 Golden Corral restaurants in operation as of June 1, 2010 and three Big Boy restaurants opened since 2003 were built on leased land. As of June 1, 2010, 21 restaurants were operating on non-owned premises, all of which are being accounted for as operating leases.

Five Big Boy restaurant facilities that had been occupied under month-to-month arrangements were acquired from the landlord in September 2009 for total sum of $4,000,000. The purchase prices had been the subject of litigation, which was settled in August 2009. In a transaction with a separate landlord, the Company exercised its privilege to purchase an existing Big Boy restaurant facility that had been occupied pursuant to an operating lease. The transaction was completed in April 2010 at a cost of $460,000.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to use estimates and assumptions to measure certain items that affect the amounts reported in the financial statements and accompanying footnotes. These judgments are based on knowledge and experience about past and current events, and assumptions about future events. Accounting estimates can and do change as new events occur and additional information becomes available. Actual results may differ markedly from current judgment.

Two factors are required for an accounting policy to be deemed critical. The policy must be significant to the fair presentation of a company's financial condition and its results of operations, and the policy must require management's most difficult, subjective or complex judgments. The Company believes the following to be its critical accounting policies.

Self Insurance

The Company self-insures a significant portion of expected losses from its workers' compensation program in the state of Ohio. The Company purchases coverage from an insurance company for individual claims in excess of $300,000. Reserves for claims expense include a provision for incurred but not reported claims. Each quarter, the Company reviews claims valued by its third party administrator (TPA) and then applies experience and judgment to determine the most probable future value of incurred claims. As the TPA submits additional new information, the Company reviews it in light of historical claims for similar injuries, probability of settlement, and any other facts that might provide guidance in determining ultimate value of individual claims. Unexpected changes in any of these or other factors could result in actual costs differing materially from initial projections or values presently carried in the self-insurance reserves.

Pension Plans
Pension plan accounting requires rate assumptions for future compensation increases and the long-term investment return on plan assets. A discount rate is also applied to the calculations of net periodic pension cost and projected benefit obligations. An informal committee comprised of executives from the Finance Department and the Human Resources Department, with guidance provided by the Company's actuarial consulting firm, develops these assumptions each year. The consulting firm also provides services in calculating estimated future obligations and net periodic pension cost.

To determine the long-term rate of return on plan assets, the committee looks at the target asset allocation of plan assets and determines the expected return on each asset class. The expected returns for each asset class are combined and rounded to the nearest 25 basis points to determine the overall expected return on assets. The committee determines the discount rate by looking at the projected future benefit payments and matches them to spot rates based on yields of high-grade corporate bonds. A single discount rate is selected, and then rounded to the nearest 25 basis points, which produces the same present value as the various spot rates.

Assets of the pension plans are targeted to be invested 70 percent in equity securities, as these investments have historically provided the greatest long-term returns. Poor performance in equity securities markets can significantly lower the market values of the plans' investment portfolios, which, in turn, can result in a) material increases in future funding requirements, b) much higher periodic pension costs to be recognized in future years, and c) the plans reaching underfunded status, requiring the Company's equity to be reduced.

Long-Lived Assets
Long-lived assets include property and equipment, goodwill and other intangible assets. Property and equipment typically approximates 85 to 90 percent of the Company's total assets. Judgments and estimates are used to determine the carrying value of long-lived assets. This includes the assignment of appropriate useful lives, which affect depreciation and amortization expense. Capitalization policies are continually monitored to assure they remain appropriate.

Management considers a history of cash flow losses on a restaurant-by-restaurant basis to be the primary indicator of potential impairment. Carrying values of property and equipment are tested for impairment at least annually, and whenever events or circumstances indicate that the carrying value may be impaired. When undiscounted expected future cash flows are less than carrying values, an impairment loss is recognized for the amount by which carrying values exceed the greater of the net present value of the future cash flow stream or a floor value. Future cash flows can be difficult to predict. Changing neighborhood demographics and economic conditions, and many other factors may influence operating performance, which affect cash flows. Floor values are generally determined by opinions of value provided by real estate brokers and/or management's judgment as developed through its experience in disposing of property.

Sometimes it becomes necessary to cease operating a certain restaurant due to poor operating performance. The ultimate loss can be significantly different from the original impairment charge, particularly if the eventual market price received from the disposition of the property differs materially from initial estimates of floor values.

Acquired goodwill and other intangible assets are tested for impairment annually or whenever an impairment indicator arises.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The Company has no significant market risk exposure to interest rate changes as substantially all of its debt is currently financed with fixed interest rates. The Company does not currently use derivative financial instruments to manage its exposure to changes in interest rates. Any cash equivalents maintained by the Company have original maturities of three months or less. The Company does not use foreign currency.

Operations in the Big Boy segment are vertically integrated, using centralized purchasing and food preparation, provided through the Company's commissary and food manufacturing plant. Management believes the commissary operation ensures uniform product quality and safety, timeliness of distribution to restaurants and creates efficiencies that ultimately result in lower food and supply costs. The commissary operation does not supply Golden Corral restaurants.

Commodity pricing affects the cost of many of the Company's food products. Commodity pricing can be extremely volatile, affected by many factors outside the Company's control, including import and export restrictions, the influence of currency markets relative to the U.S. dollar, supply versus demand, production levels and the impact that adverse weather conditions may have on crop yields. Certain commodities purchased by the commissary, principally beef, chicken, pork, dairy products, fish, french fries and coffee, are generally purchased based upon market prices established with vendors. Purchase contracts for some of these items may contain contractual provisions that limit the price to be paid. These contracts are normally for periods of one year or less but may have longer terms if favorable long-term pricing becomes available. Food supplies are generally plentiful and may be obtained from any number of suppliers, which mitigates the Company's overall commodity cost risk. Quality, timeliness of deliveries and price are the principal determinants of source. The Company does not use financial instruments as a hedge against changes in commodity pricing.

Except for items such as bread, fresh produce and dairy products that are purchased from any number of reliable local suppliers, the Golden Corral segment of the business currently purchases substantially all food, beverage and other menu items from the same approved vendor that Golden Corral Franchising Systems, Inc. (the Franchisor) uses in its operations. Deliveries are received twice per week. Other vendors are available to provide products that meet the Franchisor's specifications at comparable prices should the Company wish or need to make a change.

Item 8. Financial Statements and Supplementary Data

The following financial statements and reports are included in Item 8 of this report:

Index to Consolidated Financial Statements

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over the Company's financial reporting, and for performing an assessment of the effectiveness of internal control over financial reporting as of June 1, 2010. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Management performed an assessment of the effectiveness of the Company's internal control over financial reporting as of June 1, 2010 based upon criteria in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management determined that the Company's internal control over financial reporting was effective as of June 1, 2010 based on the criteria in *Internal Control - Integrated Framework* issued by the COSO.

The Board of Directors meets its responsibility for oversight of the integrity of the Company's financial statements through its Audit Committee, which is composed entirely of independent directors, none of whom are employees of the Company and all of whom are financial experts. The Audit Committee meets periodically with management and Internal Audit to review their work and confirm that their respective responsibilities are being properly discharged. In addition, Grant Thornton LLP, the Company's independent registered public accounting firm, has full access to the Audit Committee to discuss the results of their audit work, the effectiveness of internal accounting controls and the quality of financial reporting.

The Company's internal control over financial reporting as of June 1, 2010 has been audited by Grant Thornton LLP, as is stated in their report that is presented in these financial statements which appears herein.

July 26, 2010
Date

/s/ Craig F. Maier
Craig F. Maier
President and Chief Executive Officer

/s/ Donald H. Walker
Donald H. Walker
Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Frisch's Restaurants, Inc.

We have audited the accompanying consolidated balance sheets of Frisch's Restaurants, Inc. (an Ohio corporation) and Subsidiaries as of June 1, 2010 and June 2, 2009, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended June 1, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Frisch's Restaurants, Inc. and Subsidiaries as of June 1, 2010 and June 2, 2009, and the results of their operations and their cash flows for each of the three years in the period ended June 1, 2010 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Frisch's Restaurants, Inc's internal control over financial reporting as of June 1, 2010, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated July 30, 2010 expressed an unqualified opinion therein.

GRANT THORNTON LLP

/s/ Grant Thornton LLP
Cincinnati, Ohio
July 30, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Frisch's Restaurants, Inc.

We have audited Frisch's Restaurants, Inc.'s (an Ohio Corporation) internal control over financial reporting as of June 1, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Frisch's Restaurants, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Frisch's Restaurants, Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Frisch's Restaurants, Inc. maintained, in all material respects, effective internal control over financial reporting as of June 1, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Frisch's Restaurants, Inc. and Subsidiaries as of June 1, 2010 and June 2, 2009, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended June 1, 2010 and our report dated July 30, 2010 expressed an unqualified opinion on those statements.

GRANT THORNTON LLP

/s/ Grant Thornton LLP
Cincinnati, Ohio
July 30, 2010

FRISCH'S RESTAURANTS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

June 1, 2010 and June 2, 2009

ASSETS

	2010	2009
Current Assets		
Cash and equivalents	$ 647,342	$ 898,779
Trade and other receivables	1,533,799	1,549,226
Inventories	5,958,540	6,531,127
Prepaid expenses and sundry deposits	760,032	891,176
Prepaid and deferred income taxes	1,489,119	1,588,721
Total current assets	10,388,832	11,459,029
Property and Equipment		
Land and improvements	77,458,187	71,247,614
Buildings	101,478,173	95,057,324
Equipment and fixtures	96,531,395	91,137,232
Leasehold improvements and buildings on leased land	23,267,910	24,561,228
Capitalized leases	2,158,899	1,558,209
Construction in progress	5,855,478	3,424,332
	306,750,042	286,985,939
Less accumulated depreciation and amortization	138,051,284	129,348,004
Net property and equipment	168,698,758	157,637,935
Other Assets		
Goodwill	740,644	740,644
Other intangible assets	718,357	806,903
Investments in land	923,435	691,834
Property held for sale	2,758,998	2,526,176
Deferred income taxes	3,162,703	1,662,888
Other	1,860,919	1,450,539
Total other assets	10,165,056	7,878,984
Total assets	$ 189,252,646	$ 176,975,948

The accompanying notes are an integral part of these statements.

FRISCH'S RESTAURANTS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

June 1, 2010 and June 2, 2009

LIABILITIES AND SHAREHOLDERS' EQUITY

	2010	2009
Current Liabilities		
Long-term obligations due within one year		
Long-term debt	$ 7,517,765	$ 7,740,616
Obligations under capitalized leases	240,893	239,461
Self insurance	528,220	396,001
Accounts payable	10,557,636	8,038,418
Accrued expenses	9,641,305	11,555,028
Income taxes	54,972	41,567
Total current liabilities	28,540,791	28,011,091
Long-Term Obligations		
Long-term debt	23,795,046	21,961,677
Obligations under capitalized leases	994,151	397,626
Self insurance	1,040,778	727,997
Underfunded pension obligation	10,747,629	7,703,098
Deferred compensation and other	4,040,235	3,797,315
Total long-term obligations	40,617,839	34,587,713
Commitments	-	-
Shareholders' Equity		
Capital stock		
Preferred stock - authorized, 3,000,000 shares without par value; none issued	-	-
Common stock - authorized, 12,000,000 shares without par value; issued 7,585,764 and 7,582,347 shares - stated value - $1	7,585,764	7,582,347
Additional contributed capital	65,222,878	64,721,328
	72,808,642	72,303,675
Accumulated other comprehensive loss	(7,856,427)	(6,634,422)
Retained earnings	89,701,652	82,306,488
	81,845,225	75,672,066
Less cost of treasury stock (2,525,174 and 2,482,233 shares)	(34,559,851)	(33,598,597)
Total shareholders' equity	120,094,016	114,377,144
Total liabilities and shareholders' equity	$ 189,252,646	$ 176,975,948

FRISCH'S RESTAURANTS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF EARNINGS
Three years ended June 1, 2010

	2010	2009	2008
Sales	$ 292,872,174	$ 297,860,951	$ 299,562,346
Cost of sales			
Food and paper	99,651,072	105,859,982	106,895,380
Payroll and related	97,918,797	97,678,114	98,347,394
Other operating costs	64,987,881	66,082,244	66,382,911
	262,557,750	269,620,340	271,625,685
Gross profit	30,314,424	28,240,611	27,936,661
Administrative and advertising	15,127,522	14,637,943	14,130,762
Franchise fees and other revenue	(1,266,368)	(1,281,940)	(1,277,707)
Gains on sale of assets	-	(1,163,173)	(524,354)
Litigation settlement	-	(889,579)	-
Impairment of long-lived assets	-	-	4,660,093
Operating profit	16,453,270	16,937,360	10,947,867
Interest expense	1,748,542	2,000,442	2,359,369
Earnings before income taxes	14,704,728	14,936,918	8,588,498
Income taxes			
Current			
Federal	6,035,179	4,626,721	5,469,816
Less tax credits	(951,592)	(1,010,762)	(904,475)
State and municipal	579,963	406,403	582,012
Deferred	(957,753)	193,701	(2,505,066)
Total income taxes	4,705,797	4,216,063	2,642,287
NET EARNINGS	$ 9,998,931	$ 10,720,855	$ 5,946,211
Earnings per share (EPS) of common stock:			
Basic net earnings per share	$ 1.96	$ 2.10	$ 1.16
Diluted net earnings per share	$ 1.93	$ 2.08	$ 1.14

Fiscal years 2010 and 2009 each contained 52 weeks consisting of 364 days.

Fiscal year 2008 contained 53 weeks consisting of 371 days.

The accompanying notes are an integral part of these statements.

FRISCH'S RESTAURANTS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
Three years ended June 1, 2010

	2010	2009	2008
Cash flows provided by (used in) operating activities:			
Net earnings	$ 9,998,931	$ 10,720,855	$ 5,946,211
Adjustments to reconcile net earnings to net cash from operating activities:			
Depreciation and amortization	14,085,261	13,690,689	14,015,297
Loss (gain) on disposition of assets, including abandonment losses	186,255	(906,803)	(156,557)
Impairment of long-lived assets	-	-	4,660,093
Stock-based compensation expense	355,561	248,869	338,751
Net periodic pension cost	2,818,009	1,814,440	1,236,731
Contributions to pension plans	(1,625,000)	(1,000,000)	(1,015,417)
	25,819,017	24,568,050	25,025,109
Changes in assets and liabilities:			
Trade and other receivables	15,427	(100,841)	(42,493)
Inventories	54,466	(883,498)	728,430
Prepaid expenses and sundry deposits	131,144	229,184	(136,229)
Other assets	70,374	169,729	23,494
Prepaid and deferred income taxes	(770,696)	223,735	(2,210,381)
Accrued income taxes	19,549	(171,358)	(69,827)
Excess tax benefit from stock-based compensation	(6,144)	(11,760)	4,502
Accounts payable	2,519,218	(2,242,598)	(2,072,952)
Accrued expenses	(1,913,723)	884,295	(682,825)
Self insured obligations	445,000	(252,753)	(473,298)
Deferred compensation and other liabilities	242,920	(3,853)	233,067
	807,535	(2,159,718)	(4,698,512)
Net cash provided by operating activities	26,626,552	22,408,332	20,326,597
Cash flows (used in) provided by investing activities:			
Additions to property and equipment	(24,484,342)	(18,034,851)	(14,645,849)
Proceeds from disposition of property	30,701	1,769,837	1,717,378
Change in other assets	(392,208)	182,202	(114,484)
Net cash (used in) investing activities	(24,845,849)	(16,082,812)	(13,042,955)
Cash flows (used in) provided by financing activities:			
Proceeds from borrowings	10,000,000	6,000,000	9,000,000
Payment of long-term debt and capital lease obligations	(8,616,525)	(9,562,519)	(13,141,465)
Cash dividends paid	(2,603,767)	(2,449,347)	(2,359,743)
Proceeds from stock options exercised - new shares issued	83,866	31,461	257,181
Proceeds from stock options exercised - treasury shares re-issued	10,060	8,310	-
Other treasury shares re-issued	74,773	8,184	27,970
Treasury shares acquired	(1,009,010)	(256,472)	(600,385)
Excess tax benefit from stock based compensation	6,144	11,760	(4,502)
Employee stock purchase plan	22,319	(19,415)	17,399
Net cash (used in) financing activities	(2,032,140)	(6,228,038)	(6,803,545)
Net increase (decrease) in cash and equivalents	(251,437)	97,482	480,097
Cash and equivalents at beginning of year	898,779	801,297	321,200
Cash and equivalents at end of year	$ 647,342	$ 898,779	$ 801,297
Supplemental disclosures:			
Interest paid	$ 1,839,073	$ 2,058,560	$ 2,614,651
Income taxes paid	5,514,145	4,163,785	4,916,684
Income taxes refunded	57,201	100	4,375
Litigation settlement received	-	639,856	-
Lease transactions capitalized (non-cash)	825,000	-	-

The accompanying notes are an integral part of these statements.

FRISCH'S RESTAURANTS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
Three years ended June 1, 2010

	Common stock at $1 per share - Shares and amount	Additional contributed capital	Accumulated other comprehensive loss	Retained earnings	Treasury shares	Total
Balance at May 29, 2007	$ 7,568,680	$ 63,838,824	$ (1,214,704)	$ 70,448,512	$ (32,771,537)	$ 107,869,775
Net earnings for the year	-	-	-	5,946,211	-	5,946,211
Other comprehensive loss, net of tax	-	-	(777,811)	-	-	(777,811)
Stock options exercised - new shares issued	11,583	245,598	-	-	-	257,181
Excess tax benefit from stock-based compensation	-	(4,502)	-	-	-	(4,502)
Stock-based compensation expense	-	338,751	-	-	-	338,751
Treasury shares re-issued	-	15,829	-	-	12,141	27,970
Treasury shares acquired	-	-	-	-	(600,385)	(600,385)
Employee stock purchase plan	-	17,399	-	-	-	17,399
Cash dividends paid - $.46 per share	-	-	-	(2,359,743)	-	(2,359,743)
Balance at June 3, 2008	7,580,263	64,451,899	(1,992,515)	74,034,980	(33,359,781)	110,714,846
Net earnings for the year	-	-	-	10,720,855	-	10,720,855
Other comprehensive loss, net of tax	-	-	(4,641,907)	-	-	(4,641,907)
Stock options exercised - new shares issued	2,084	29,377	-	-	-	31,461
Stock options exercised - treasury shares issued	-	(5,210)	-	-	13,520	8,310
Excess tax benefit from stock-based compensation	-	11,760	-	-	-	11,760
Stock-based compensation expense	-	248,869	-	-	-	248,869
Other treasury shares re-issued	-	4,048	-	-	4,136	8,184
Treasury shares acquired	-	-	-	-	(256,472)	(256,472)
Employee stock purchase plan	-	(19,415)	-	-	-	(19,415)
Cash dividends paid - $.48 per share	-	-	-	(2,449,347)	-	(2,449,347)
Balance at June 2, 2009	7,582,347	64,721,328	(6,634,422)	82,306,488	(33,598,597)	114,377,144
Net earnings for the year	-	-	-	9,998,931	-	9,998,931
Other comprehensive loss, net of tax	-	-	(1,222,005)	-	-	(1,222,005)
Stock options exercised - new shares issued	3,417	80,449	-	-	-	83,866
Stock options exercised - treasury shares re-issued	-	(3,480)	-	-	13,540	10,060
Excess tax benefit from stock-based compensation	-	6,144	-	-	-	6,144
Stock-based compensation expense	-	355,561	-	-	-	355,561
Other treasury shares re-issued	-	40,557	-	-	34,216	74,773
Treasury shares acquired	-	-	-	-	(1,009,010)	(1,009,010)
Employee stock purchase plan	-	22,319	-	-	-	22,319
Cash dividends paid - $.51 per share	-	-	-	(2,603,767)	-	(2,603,767)
Balance at June 1, 2010	$ 7,585,764	$ 65,222,878	$ (7,856,427)	$ 89,701,652	$ (34,559,851)	$ 120,094,016

Comprehensive income:	June 1, 2010	June 2, 2009	June 3, 2008
Net earnings for the year	$ 9,998,931	$ 10,720,855	$ 5,946,211
Change in defined benefit pension plans, net of tax of $698,567	(1,222,005)	-	-
Change in defined benefit pension plans, net of tax of $2,391,286	-	(4,641,907)	-
Change in defined benefit pension plans, net of tax of $400,690	-	-	(777,811)
Comprehensive income	$ 8,776,926	$ 6,078,948	$ 5,168,400

The accompanying notes are an integral part of these statements.

Frisch's Restaurants, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three years ended June 1, 2010

NOTE A – ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

Description of the Business

Frisch's Restaurants, Inc. and Subsidiaries (the Company) is a regional company that operates full service family-style restaurants under the name "Frisch's Big Boy." The Company also operates grill buffet style restaurants under the name "Golden Corral" pursuant to certain licensing agreements. All 91 Big Boy restaurants operated by the Company as of June 1, 2010 are located in various regions of Ohio, Kentucky and Indiana. All 35 Golden Corral restaurants operated by the Company as of June 1, 2010 are located primarily in the greater metropolitan areas of Cincinnati, Columbus, Dayton, Toledo and Cleveland, Ohio, Louisville, Kentucky and Pittsburgh, Pennsylvania.

The Company owns the trademark "Frisch's" and has exclusive, irrevocable ownership of the rights to the "Big Boy" trademark, trade name and service mark in the states of Kentucky and Indiana, and in most of Ohio and Tennessee. All of the Frisch's Big Boy restaurants also offer "drive-thru" service. The Company also licenses Big Boy restaurants to other operators, currently in certain parts of Ohio, Kentucky and Indiana. In addition, the Company operates a commissary and food manufacturing plant near its headquarters in Cincinnati, Ohio that services all Big Boy restaurants operated by the Company, and is available to supply restaurants licensed to others.

Consolidation Practices

The accompanying consolidated financial statements include the accounts of Frisch's Restaurants, Inc. and all of its subsidiaries, prepared in conformity with generally accepted accounting principles in the United States of America (GAAP). Significant inter-company accounts and transactions have been eliminated in consolidation.

Reclassification

Certain amounts reported in prior years have been reclassified to conform to the current year presentation.

Fiscal Year

The Company's fiscal year is the 52 week (364 days) or 53 week (371 days) period ending on the Tuesday nearest to the last day of May. The fiscal year that ended June 1, 2010 (fiscal year 2010) consisted of 52 weeks. The fiscal year that ended June 2, 2009 (fiscal year 2009) also consisted of 52 weeks. The fiscal year that ended June 3, 2008 (fiscal year 2008) consisted of 53 weeks.

The first quarter of each fiscal year presented herein contained sixteen weeks, while the last three quarters of each year contained twelve weeks, except for the fourth quarter of fiscal year 2008, which consisted of thirteen weeks.

The fiscal year that will end on Tuesday, May 31, 2011 (fiscal year 2011) will be a 52 week (364 days) period.

Use of Estimates and Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires management to use estimates and assumptions to measure certain items that affect the amounts reported. These judgments are based on knowledge and experience about past and current events, and assumptions about future events. Although management believes its estimates are reasonable and adequate, future events affecting them may differ markedly from current judgment. Significant estimates and assumptions are used to measure self-insurance liabilities, deferred executive compensation obligations, net periodic pension cost and future pension obligations, the carrying values of property held for sale and for long-lived assets including property and equipment, goodwill and other intangible assets.

NOTE A – ACCOUNTING POLICIES (continued)

Management considers the following accounting policies to be critical accounting policies because the application of estimates to these policies requires management's most difficult, subjective or complex judgments: self-insurance liabilities, net periodic pension cost and future pension obligations, and the carrying values of long-lived assets.

Cash and Cash Equivalents

Funds in transit from credit card processors are classified as cash. Highly liquid investments with original maturities of three months or less are considered as cash equivalents.

Receivables

Trade notes and accounts receivable are valued on the reserve method. The reserve balance was $30,000 as of June 1, 2010 and June 2, 2009. The reserve is monitored for adequacy based on historical collection patterns and write-offs, and current credit risks.

Inventories

Inventories, comprised principally of food items, are valued at the lower of cost, determined by the first-in, first-out method, or market.

Accounting for Rebates

Cash consideration received from certain food vendors is treated as a reduction of cost of sales and is recognized in the same periods in which the rebates are earned.

Leases

Minimum scheduled payments on operating leases, including escalating rental payments, are recognized as rent expense on a straight-line basis over the term of the lease. Under certain circumstances, the lease term used to calculate straight-line rent expense includes option periods that have yet to be legally exercised. Contingent rentals, typically based on a percentage of restaurant sales in excess of a fixed amount, are expensed as incurred. Rent expense is also recognized during that part of the lease term when no rent is paid to the landlord, often referred to as a "rent holiday," that generally occurs while a restaurant is being constructed on leased land. The Company does not typically receive leasehold incentives from landlords.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided principally on the straight-line method over the estimated service lives, which range from ten to 25 years for new buildings or components thereof and five to ten years for equipment. Leasehold improvements are depreciated over the shorter of the useful life of the asset or the lease term. Property betterments are capitalized while the cost of maintenance and repairs is expensed as incurred.

The cost of land not yet in service is included in "Construction in progress" if construction has begun or if construction is likely within the next twelve months. Two new Big Boy restaurant buildings were under construction as of June 1, 2010 – one on land owned by the Company and the other was being built on leased land. As of June 1, 2010, the estimated remaining costs (not already included in construction in progress) to complete construction of the two restaurants approximated $2,038,000. In addition, the cost of three other land tracts is included in construction in progress at June 1, 2010, as Big Boy construction is expected on each tract in the near term, the first of which was underway by mid-June 2010. Contracts to acquire additional sites for future development that had been entered before June 1, 2010 were cancellable at the Company's sole discretion while due diligence is pursued under the inspection period provisions of the contracts.

NOTE A – ACCOUNTING POLICIES (continued)

Interest on borrowings is capitalized during active construction periods of new restaurants. Capitalized interest for fiscal years 2010, 2009 and 2008 was $89,000, $40,000 and $105,000, respectively.

Five Big Boy restaurant facilities, which had been occupied under month-to-month arrangements until litigation was resolved, were acquired on September 1, 2009 for the total sum of $4,000,000. (See Note C – Leased Property. Also see Litigation in Note H – Commitments and Contingencies.)

The cost of land on which construction is not likely within the next twelve months is classified as "Investments in land" in the consolidated balance sheet. Surplus property that is no longer needed by the Company, including two former Big Boy restaurants (one ceased operations near the end of fiscal year 2008 and the other closed near the end of fiscal year 2009), is classified as "Property held for sale" in the consolidated balance sheet. All of the surplus property is stated at net realizable value. Market values are generally determined by opinions of value provided by real estate brokers and/or management's judgment.

Costs incurred during the application development stage of computer software that is developed or obtained for internal use is capitalized, while the costs of the preliminary project stage are expensed as incurred, along with certain other costs such as training. Capitalized computer software is amortized on the straight-line method over the estimated service lives, which range from three to ten years. Software assets are reviewed for impairment when events or circumstances indicate that the carrying value may not be recoverable over the remaining service life.

Impairment of Long-Lived Assets

Management considers a history of cash flow losses on a restaurant-by-restaurant basis to be its primary indicator of potential impairment of long-lived assets. Carrying values are tested for impairment at least annually, and whenever events or changes in circumstances indicate that the carrying values of the assets may not be recoverable from the estimated future cash flows expected to result from the use and eventual disposition of the property. When undiscounted expected future cash flows are less than carrying values, an impairment loss is recognized equal to the amount by which the carrying values exceed the greater of the net present value of the future cash flow stream or a floor value. Floor values are generally determined by opinions of value provided by real estate brokers and/or management's judgment as developed through its experience in disposing of unprofitable restaurant properties.

The impairment test completed at the end of the fourth quarters of fiscal years 2010 and 2009 resulted in no charges to record impairment of assets. The test completed at the end of fiscal year 2008 resulted in a non-cash pretax charge of $4,565,000 to lower the carrying values of three Golden Corral restaurants. The 2008 test determined that with sustained significant cash flow losses, each of the three restaurants had undiscounted expected future cash flows that were less than the carrying values of the underlying assets.

The Company continues to operate the three impaired restaurants. The total charge reflected in the consolidated statement of earnings includes impairment losses of intangible assets associated with unamortized initial franchise fees relating to the three impaired Golden Corral restaurants (see Goodwill and Other Intangible Assets, Including Licensing Agreements elsewhere in Note A – Accounting Policies).

Restaurant Closing Costs

Any liabilities associated with exit or disposal activities are recognized only when the liabilities are incurred, rather than upon the commitment to an exit or disposal plan. Conditional obligations that meet the definition of an asset retirement obligation are currently recognized if fair value is reasonably estimable.

NOTE A – ACCOUNTING POLICIES (continued)

The carrying values of closed restaurant properties that are held for sale are reduced to net realizable value in accordance with the accounting policy for impairment of long-lived assets (see above). When leased restaurant properties are closed, a provision is made equal to the present value of remaining non-cancellable lease payments after the closing date, net of estimated subtenant income. The carrying values of leasehold improvements are also reduced in accordance with the accounting policy for impairment of long-lived assets.

Goodwill and Other Intangible Assets, Including Licensing Agreements

As of June 1, 2010 and June 2, 2009, the carrying amount of goodwill that was acquired in prior years amounted to $741,000. Acquired goodwill is tested annually for impairment and whenever an impairment indicator arises. Impairment losses are recorded when impairment is determined to have occurred.

Other intangible assets consist principally of initial franchise fees paid for each new Golden Corral restaurant the Company has opened (finite useful lives are subject to amortization) or has the right to open (yet to be determined useful lives are not subject to amortization). Amortization of the $40,000 initial fee begins when the restaurant opens and is computed using the straight-line method over the 15-year term of each individual restaurant's franchise agreement. The fees are ratably amortized at $2,667 per year per restaurant, which equates to $85,000 per year in each of the next five years for the 35 Golden Corral restaurants that were in operation as of June 1, 2010, net of three impaired Golden Corral restaurants (see below). Amortization for fiscal years 2010, 2009 and 2008 was $85,000, $85,000 and $93,000, respectively.

Other intangible assets are tested annually for impairment and whenever an impairment indicator arises. The test completed at the end of the fourth quarter of fiscal year 2008 resulted in an impairment charge of $95,000 to write-off the remainder of unamortized initial franchise fees associated with the impairment of three Golden Corral restaurants (see Impairment of Long-Lived Assets elsewhere in Note A – Accounting Policies). The development agreement with Golden Corral Franchising Systems, Inc. was amended in April 2008 to terminate development rights for sixteen restaurants, which resulted in an additional write-off in fiscal year 2008 of $160,000 for development fees that had already been paid.

Miscellaneous other intangible assets are not currently being amortized because these assets have indefinite or yet to be determined useful lives. An analysis of other intangible assets follows:

	2010	2009
	(in thousands)	
Golden Corral initial franchise fees subject to amortization	**$ 1,280**	$ 1,280
Less accumulated amortization	**(665)**	(579)
Carrying amount of Golden Corral initial franchise fees subject to amortization	**615**	701
Current portion of Golden Corral initial franchise fees subject to amortization	**(85)**	(85)
Golden Corral fees not yet subject to amortization	**135**	135
Other	**53**	56
Total other intangible assets	**$ 718**	$ 807

The franchise agreements with Golden Corral Franchising Systems, Inc. also require the Company to pay fees based on defined gross sales. These costs are charged to operations as incurred.

NOTE A – ACCOUNTING POLICIES (continued)

Revenue Recognition

Revenue from restaurant operations is recognized upon the sale of products as they are sold to customers. All sales revenue is recorded on a net basis, which excludes sales tax collected from being reported as sales revenue and sales tax remitted from being reported as a cost. Revenue from the sale of commissary products to Big Boy restaurants licensed to other operators is recognized upon shipment of product. Revenue from franchise fees, based on certain percentages of sales volumes generated in Big Boy restaurants licensed to other operators, is recorded on the accrual method as earned. Initial franchise fees are recognized as revenue when the fees are deemed fully earned and non-refundable, which ordinarily occurs upon the execution of the license agreement, in consideration for the Company's services to that time.

Revenue from the sale of gift cards is deferred for recognition until the gift card is redeemed by the cardholder, or when the probability becomes remote that the cardholder will demand full performance by the Company and there is no legal obligation to remit the value of the unredeemed card under applicable state escheatment statutes.

Advertising

Advertising costs are charged to expense as incurred. Advertising expense for fiscal years 2010, 2009 and 2008 was $7,049,000, $6,984,000 and $7,045,000, respectively.

New Store Opening Costs

New store opening costs consist of new employee training costs, the cost of a team to coordinate the opening and the cost of certain replaceable items such as uniforms and china. New store opening costs are charged to other operating costs as incurred:

	2010	2009 (in thousands)	2008
Big Boy	**$ 768**	$ 585	$ 408
Golden Corral	**-**	-	229
	$ 768	$ 585	$ 637

Benefit Plans

The Company maintains two qualified defined benefit pension plans: the Pension Plan for Managers, Office and Commissary Employees (the Salaried Pension Plan) and the Pension Plan for Operating Unit Hourly Employees (the Hourly Pension Plan). Plan benefits are based on years-of-service and other factors. The Company's funding policy is to contribute at least the minimum annual amount sufficient to satisfy legal funding requirements plus additional discretionary tax deductible amounts that may be deemed advisable, even when no minimum funding is required. Contributions are intended to provide not only for benefits attributed to service-to-date, but also for those expected to be earned in the future (see Note F – Pension Plans).

NOTE A – ACCOUNTING POLICIES (continued)

The Hourly Pension Plan covers hourly restaurant employees. The Plan was amended on July 1, 2009 to freeze all future accruals for credited service under the Plan after August 31, 2009. The Plan had previously been closed to all hourly paid restaurant employees that were hired after December 31, 1998. Hourly restaurant employees hired January 1, 1999 or after have been eligible to participate in the Frisch's Restaurants, Inc. Hourly Employees 401(k) Savings Plan (the Hourly Savings Plan), a defined contribution plan that provided a 40 percent match by the Company on the first ten percent of earnings deferred by the participants. The Company's match had vested on a scale based on length of service that reached 100 percent after four years of service. The Hourly Savings Plan was amended effective September 1, 2009 to provide for immediate vesting along with a 100 percent match from the Company on the first three percent of earnings deferred by participants. All hourly restaurant employees are now eligible to participate in the Hourly Savings Plan, regardless of when hired.

The Salaried Pension Plan covers restaurant management, office and commissary employees (salaried employees). The Plan was amended on July 1, 2009 to close entry into the Plan to employees hired after June 30, 2009. Salaried employees hired before June 30, 2009 continue to participate in the Salaried Pension Plan and are credited with normal benefits for years of service. Salaried employees are automatically enrolled, unless otherwise elected, in the Frisch's Employee 401(k) Savings Plan (the Salaried Savings Plan), a defined contribution plan. The Salaried Savings Plan provides immediate vesting under two different Company matching schedules. Employees who are participants in the Salaried Pension Plan (hired before June 30, 2009) may continue to defer up to 25 percent of their compensation under the Salaried Savings Plan, with the Company contributing a ten percent match on the first eighteen percent deferred. Beginning September 1, 2009, salaried employees hired after June 30, 2009 receive a 100 percent match from the Company on the first three percent of compensation deferred.

The executive officers of the Company and certain other "highly compensated employees" (HCE's) are disqualified from participation in the Salaried Savings Plan. A non-qualified savings plan - Frisch's Executive Savings Plan (FESP) - provides a means by which the HCE's may continue to defer a portion of their compensation. FESP allows deferrals of up to 25 percent of a participant's compensation into a choice of mutual funds or common stock of the Company. Matching contributions are added to the first ten percent of salary deferred at a rate of ten percent for deferrals into mutual funds, while a fifteen percent match is added to deferrals into the Company's common stock. HCE's hired after June 30, 2009 receive a 100 percent matching contribution from the Company on the first three percent of compensation deferred into either mutual funds or common stock.

Although the Company owns the FESP mutual funds until the retirement of the participants, the funds are invested at the direction of the participants. The common stock is a "phantom investment" that may be paid in actual shares or in cash upon retirement of the participant. The FESP liability to the participants is included in "Deferred compensation and other" long term obligations in the consolidated balance sheet. FESP assets are the principal component of "Other long-term assets" in the consolidated balance sheet, along with the value, if any, of pension plan assets in excess of projected benefit obligations (see Note F – Pension Plans).

The Company also maintains an unfunded non-qualified Supplemental Executive Retirement Plan (SERP) that was originally intended to provide a supplemental retirement benefit to the HCE's whose benefits under the Salaried Pension Plan were reduced when their compensation exceeded Internal Revenue Code imposed limitations or when elective salary deferrals were made to FESP. The SERP was amended effective January 1, 2000 to exclude any benefit accruals after December 31, 1999 (interest continues to accrue) and to close entry into the Plan by any HCE hired after December 31, 1999.

Effective January 1, 2000 a Non Deferred Cash Balance Plan was adopted to provide comparable retirement type benefits to the HCE's in lieu of future accruals under the Salaried Pension Plan and the SERP. The comparable benefit amount is determined each year and converted to a lump sum (reported as W-2 compensation) from which taxes are withheld and the net amount is deposited into the HCE's individual trust account (see Note F – Pension Plans).

NOTE A – ACCOUNTING POLICIES (continued)

Self Insurance

The Company self-insures its Ohio workers' compensation claims up to $300,000 per claim. Initial self-insurance liabilities are accrued based on prior claims history, including an amount developed for incurred but unreported claims. Active claims management and post accident drug testing in recent years have effected vast improvements in claims experience. Management performs a comprehensive review each fiscal quarter and adjusts the self-insurance liabilities as deemed appropriate based on claims experience. Below is a summary of reductions or (increases) to the self-insurance liabilities that were credited to or (charged against) earnings:

2010	2009	2008
	(in thousands)	
$ (536)	$ 68	$ 353

Income Taxes

Income taxes are provided on all items included in the consolidated statement of earnings regardless of when such items are reported for tax purposes, which gives rise to deferred income tax assets and liabilities (see Note D – Income Taxes).

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, accounts payable and accounts receivable, investments and long-term debt. The carrying values of cash and cash equivalents together with accounts payable and accounts receivable approximate their fair value based on their short-term character. The fair value of long-term debt is disclosed in Note B – Long-Term Debt. The Company does not use the fair value option for reporting financial assets and financial liabilities. Therefore, unrealized gains and losses are not reported in the consolidated statement of earnings. The Company does not use derivative financial instruments.

New Accounting Standards - Recently Adopted

The Financial Accounting Standards Board (FASB) issued "The FASB Accounting Standards Codification and Hierarchy of Generally Accepted Accounting Principles" (FASB Accounting Standards Codification) to establish the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by FASB to be applied in the preparation of financial statements that conform with generally accepted accounting principles in the United States of America (GAAP). Effective for all interim and annual periods ending after September 15, 2009, legacy references to previously issued authoritative accounting literature have not been used in the preparation of the financial statements contained herein for fiscal years 2010, 2009 and 2008.

"Fair Value Measurements and Disclosures", FASB Accounting Standards Codification Topic 820 (ASC Topic 820), clarifies the definition of fair value, provides a framework for the measurement of fair value, and expands disclosure requirements about fair value measurements. ASC Topic 820 was effective for fiscal years that begin after November 15, 2007 (fiscal year 2009) for financial assets and liabilities. Its adoption on June 4, 2008 had no material effect on the Company's financial position or results of operations. The effective date of ASC Topic 820 for non-financial assets and non-financial liabilities is for fiscal years that begin after November 15, 2008 (fiscal year 2010). Fair value measurements of non-financial assets and non-financial liabilities are used primarily in the impairment analyses of long-lived assets, goodwill and other intangible assets. Its adoption on June 3, 2009 had no material effect on the Company's financial position or results of operations.

NOTE A – ACCOUNTING POLICIES (continued)

"Subsequent Events," FASB Accounting Standards Codification Topic 855 (ASC Topic 855), establishes general standards of accounting for and disclosure of events occurring subsequent to the date of the balance sheet, but before financial statements are issued. ASC Topic 855 is applicable to the Company's interim and annual periods that end after June 15, 2009. The Company evaluated all transactions that occurred after June 1, 2010 through the date the financial statements contained herein were issued. The evaluation determined that no material recognizable events had occurred.

"Employers' Disclosure about Post Retirement Benefit Plan Assets", FASB Accounting Standards Codification Topic 715-20 (ASC Topic 715-20), requires expanded disclosures about plan assets in an employers' defined benefit pension or other post retirement plan. The expanded disclosures require information to be provided on how investment allocation decisions are made, the fair value of each of the major categories of plan assets, input and valuation techniques used to measure fair value of plan assets, and concentrations of risk with plan assets. Required to be applied to the first fiscal year ending after December 15, 2009, the Company adopted the new standard effective June 1, 2010 (see Note F – Pension Plans).

New Accounting Standards - Recently Issued

The Company reviewed all other significant newly issued accounting standards and concluded that they are either not applicable to the Company's business or that no material impact is anticipated on the financial statements as a result of future adoption.

NOTE B - LONG-TERM DEBT

	2010		2009	
	Payable within one year	**Payable after one year**	Payable within one year	Payable after one year
	(in thousands)			
Construction Draw Facility -				
Construction Phase Loans	**$ -**	**$ 6,000**	$ -	$ 1,000
Term Loans	**6,550**	**15,312**	6,851	20,962
Revolving Credit Agreement -				
Revolving Credit Loan	**-**	**-**	-	-
2007 Term Loan (former Bullet Loan)	**-**	**-**	890	-
2009 Term Loan	**968**	**2,483**	-	-
	$ 7,518	**$ 23,795**	$ 7,741	$ 21,962

The portion payable after one year matures as follows:

	2010	2009
	(in thousands)	
Period ending in 2011	**$ -**	$ 7,424
2012	**12,254**	5,119
2013	**5,027**	3,848
2014	**3,400**	2,808
2015	**2,052**	1,894
2016	**1,034**	869
Subsequent to 2016	**28**	-
	$ 23,795	$ 21,962

NOTE B - LONG-TERM DEBT (continued)

The Company has two loan agreements in place with the same lending institution under which the Company may not assume or permit to exist any other indebtedness. Both of these loan agreements were amended and restated in September 2009.

The Construction Draw Facility (the Facility) is an unsecured draw credit line intended to finance new restaurant construction. The September 2009 amendment increased the amount available to be borrowed from $4,500,000 to $8,000,000. As of June 1, 2010, the amount available to be borrowed had been reduced to $2,000,000, which reflects the sum of $6,000,000 borrowed during the last half of fiscal year 2010. Unless it is extended sooner, permitted borrowing under the Facility will expire October 21, 2010.

The Facility is subject to a commitment fee equal to .25 percent of the amount available to be borrowed. Under the terms of the Facility, funds borrowed are initially governed as a Construction Phase Loan, with interest determined by a pricing matrix that uses changeable basis points, determined by certain of the Company's financial ratios. Interest is payable at the end of each specific rate period selected by the Company, which may be monthly, bi-monthly or quarterly. Within six months of the completion and opening of each restaurant, the balance outstanding under each Construction Phase Loan must be converted to a Term Loan. Outstanding balances of loans initiated prior to September 2007 had to be converted with an amortization period not to exceed seven years. Loans initiated in or after September 2007 may be converted with initial amortization periods of up to twelve years. For any Term Loan converted with an amortization period of less than twelve years, a one-time option is available during the chosen term to extend the amortization period up to twelve years. Upon conversion to an amortizing Term Loan, the Company may select a fixed rate over the chosen term or may choose among various adjustable rate options.

As of June 1, 2010, the aggregate outstanding balance under the Facility was $27,862,000, consisting of $21,862,000 in Term Loans plus $6,000,000 in the Construction Phase awaiting conversion. Since the inception of the Facility, sixteen of the Term Loans ($37,500,000 out of $84,500,000 in original notes) had been retired as of June 1, 2010. All of the outstanding Term Loans are subject to fixed interest rates, the weighted average of which is 6.10 percent, all of which are being repaid in 84 equal monthly installments of principal and interest aggregating $686,000, expiring in various periods ranging from August 2010 through August 2016. Prepayments of the existing Term Loans are permissible upon payment of sizeable prepayment fees and other amounts. The September 2009 amendment to the Facility added a breakfunding provision. For Term Loans initiated after September 2009, the Company has been granted the option at the time of conversion to include a small premium over the otherwise applicable fixed interest rate in exchange for the right to prepay in whole or in part at anytime without incurring a prepayment fee.

The $6,000,000 balance in the Construction Phase of the Facility as of June 1, 2010 was borrowed under three separate draws, all of which are currently subject to variable interest rates of 1.8 percent or lower. All three draws will be timely converted into Term Loans. Unless the Facility is extended sooner, any outstanding amount that has not been converted into a Term Loan by October 21, 2010 shall mature and be payable in full at that time.

The Revolving Credit Agreement is comprised of three separate loans. Its primary function is to provide an unsecured Revolving Loan that allows for borrowing of up to $5,000,000 to fund temporary working capital needs through October 21, 2010, unless extended sooner. The Revolving Loan, none of which was outstanding as of June 1, 2010, will mature and be payable in full October 21, 2010, unless it is extended sooner. It is subject to a 30 consecutive day out-of-debt period each year. Interest is determined by the same pricing matrix used for Construction Phase Loans under the Construction Draw Facility. Interest is payable at the end of each specific rate period selected by the Company, which may be monthly, bi-monthly or quarterly. The loan is subject to a .25 percent unused commitment fee.

NOTE B - LONG-TERM DEBT (continued)

The 2007 Term Loan (a $3,000,000 bullet loan prior to March 15, 2007) required 36 equal monthly installments of $92,000 including principal and interest at a fixed 6.13 percent rate. The final payment was made March 15, 2010. The 2007 Term Loan had been secured by mortgages on the real property of two Golden Corral restaurants. None of the Company's real property is currently encumbered by mortgages.

The 2009 Term Loan was borrowed in September 2009 to fund the acquisition of five Big Boy restaurants from the landlord of the facilities. (See Note C – Leased Property. Also see Litigation in Note H – Commitments and Contingencies.) The 2009 Term Loan requires 48 monthly installments including principal and interest at a fixed 3.47 percent rate. The final payment is due October 21, 2013. The 2009 Term Loan is unsecured.

Both the Construction Draw Facility and the Revolving Credit Agreement contain covenants relating to cash flows, debt levels, asset dispositions, investments and restrictions on pledging certain restaurant operating assets. The Company was in compliance with all loan covenants as of June 1, 2010. Compensating balances are not required by these loan agreements.

The fair values of the fixed rate Term Loans within the Construction Draw Facility as shown in the following table are based on fixed rates that would be available at June 1, 2010 if the loans could be refinanced with terms similar to the remaining terms under the present Term Loans. The carrying value of substantially all other long-term debt approximates its fair value.

	Carrying Value	Fair Value
Term Loans under Construction Draw Facility	$21,862,000	$23,068,000

NOTE C - LEASED PROPERTY

Although the Company's policy is to own the property on which it operates restaurants, the Company occupies certain of its restaurants pursuant to lease agreements. Most of the leases are for fifteen or twenty years and contain multiple five year renewal options. As of June 1, 2010, 21 restaurants were in operation on non-owned premises. All of the 21 leases are operating leases, of which fourteen are for Big Boy operations and seven are Golden Corral operations.

Five Big Boy restaurant facilities, which had been occupied under month-to-month arrangements, were acquired from the landlord in September 2009 for the total sum of $4,000,000. The purchase prices had been the subject of litigation (see Litigation in Note H – Commitments and Contingencies). Residual value guarantees of the five leases aggregating $2,101,000 were retired as a result of the acquisitions. The guarantees had been included as a current liability in the consolidated balance sheet as of June 2, 2009 under the caption "accrued expenses."

Office space is occupied under an operating lease that expires during fiscal year 2013, with renewal options available through fiscal year 2023. A purchase option is available in 2023 to acquire the office property in fee simple estate.

Rent expense under operating leases (including the month-to-month arrangements that were in place until September 1, 2009):

	2010	2009	2008
		(in thousands)	
Minimum rentals	**$1,872**	$2,262	$2,094
Contingent payments	**10**	47	56
	$1,882	$2,309	$2,150

NOTE C - LEASED PROPERTY (continued)

During fiscal year 2010, the Company entered a capital lease for land on which construction of a Big Boy restaurant was in progress as of June 1, 2010. Under the terms of the lease, the Company is required to acquire the land in fee simple estate after the tenth year. Delivery and other equipment is held under capitalized leases expiring during various periods through fiscal year 2013.

An analysis of the capitalized lease property is shown in the following table. Amortization of capitalized delivery and other equipment is based on the straight-line method over the primary terms of the leases.

	Asset balances at	
	2010	2009
	(in thousands)	
Restaurant property (land)	**$ 825**	$ -
Delivery and other equipment leases	**1,334**	1,558
Less accumulated amortization	**(995)**	(998)
	$ 1,164	$ 560

Future minimum lease payments under capitalized leases and operating leases are summarized in the table below. The column for capitalized leases includes the requirement to acquire land, currently leased by the Company, in fee simple estate after the tenth year of the lease.

Fiscal year ending in:	Capitalized leases	Operating leases
	(in thousands)	
2011	$ 327	$ 1,632
2012	214	1,619
2013	79	1,496
2014	65	1,519
2015	65	1,410
2016 to 2027	1,297	10,638
Total	2,047	$18,314
Amount representing interest	(812)	
Present value of obligations	1,235	
Portion due within one-year	(241)	
Long-term obligations	$ 994	

NOTE D – INCOME TAXES

The variations between the statutory Federal rate and the effective rate are summarized as follows:

	Percent of pretax earnings		
	2010	2009	2008
Statutory U.S. Federal income tax	**34.0**	34.0	34.0
Tax credits	**(6.4)**	(6.8)	(10.5)
State and municipal income taxes - Current and deferred (net of Federal tax benefit)	**2.6**	1.8	4.5
Other	**1.8**	(.8)	2.8
Effective rate	**32.0**	28.2	30.8

Deferred tax assets and liabilities result from timing differences in the recognition of revenue and expense between financial reporting and tax statutes. The components of the deferred tax asset (liability) were as follows:

	2010	2009
	(in thousands)	
Deferred compensation	**$ 901**	$ 907
Compensated absences	**972**	918
Stock-based compensation	**373**	263
Impairment of assets	**1,579**	1,582
Self insurance	**515**	349
Pension	**3,654**	2,619
Lease transactions	**418**	400
Other	**463**	309
Total deferred income tax assets	**8,875**	7,347
Depreciation	**(4,179)**	(4,157)
Other	**(495)**	(388)
Total deferred income tax liabilities	**(4,674)**	(4,545)
Net deferred income tax assets	**$ 4,201**	$ 2,802
Net current deferred income tax assets	**$ 1,038**	$ 1,139
Net long term deferred income tax assets	**3,163**	1,663
	$ 4,201	$ 2,802

Prepaid and deferred income taxes reported as current assets in the consolidated balance sheet include prepaid income taxes of $451,000 and $450,000 respectively as of June 1, 2010 and June 2, 2009.

Income taxes paid (net of refunds, if any) during fiscal years 2010, 2009 and 2008 were $5,457,000, $4,164,000 and $4,912,000, respectively.

On May 30, 2007 (the first day of fiscal year 2008), the Company adopted the accounting standard for uncertainty in income taxes. No cumulative effect adjustment to retained earnings resulted from its adoption and there was no material change in the amount of unrecognized tax benefits. The Company believes it has no material uncertain tax positions taken in any tax returns that have been filed or that are expected to be taken on a future tax return.

The Internal Revenue Service (IRS) is currently examining the Company's tax return for the year ended June 2, 2009. The most recent examinations concluded by the IRS covered the tax years that ended May 30, 2004 and June 2, 2002, both of which were no-change audits.

NOTE E - CAPITAL STOCK

The Company has two equity compensation plans adopted respectively in 1993 and 2003.

2003 Stock Option and Incentive Plan

Shareholders approved the 2003 Stock Option and Incentive Plan ((the 2003 Incentive Plan) or (Plan)) in October 2003. The 2003 Incentive Plan provides for several forms of awards including stock options, stock appreciation rights, stock awards including restricted and unrestricted awards of stock, and performance awards. The Board of Directors adopted certain amendments in December 2006 to bring the Plan into compliance with the American Jobs Creation Act of 2004 and Section 409A of the Internal Revenue Code (IRC). Further amendments were adopted in October 2008 to meet final regulations relating to Section 409A of the IRC.

No award shall be granted under the Plan on or after October 6, 2013 or after such earlier date on which the Board of Directors may terminate the Plan. The maximum number of shares of common stock that the Plan may issue is 800,000, subject, however, to proportionate and equitable adjustments determined by the Compensation Committee of the Board of Directors (the Committee) as deemed necessary following the event of any equity restructuring that may occur.

The Plan provides that the total number of shares of common stock covered by options plus the number of stock appreciation rights granted to any one individual may not exceed 80,000 during any fiscal year. Additionally, no more than 80,000 shares of common stock may be issued in payment of performance awards denominated in shares, and no more than $1,000,000 in cash (or fair market value, if paid in shares) may be paid pursuant to performance awards denominated in dollars, granted to any one individual during any fiscal year if the awards are intended to qualify as performance based compensation. Employees of the Company and non-employee members of the Board of Directors are eligible to be selected to participate in the Plan. Participation is based on selection by the Committee. Although there is no limit to the number of participants in the Plan, there are approximately 40 persons currently participating in the Plan.

Options to purchase shares of the Company's common stock permit the holder to purchase a fixed number of shares at a fixed price. When options are granted, the Committee determines the number of shares subject to the option, the term of the option, which may not exceed ten years, the time or times when the option will become exercisable and the price per share that a participant must pay to exercise the option. No option will be granted with an exercise price that is less than 100 percent of fair market value on the date of the grant. The option price and obligatory withholding taxes may be paid pursuant to a "cashless" exercise/sale procedure involving the simultaneous sale by a broker of shares that are covered by the option.

Stock appreciation rights (SAR's) are rights to receive payment, in cash, shares of common stock or a combination of the two, equal to the excess of (1) the fair market value of a share of common stock on the date of exercise over (2) the price per share of common stock established in connection with the grant of the SAR (the reference price). The reference price must be at least 100 percent of the common stock's fair market value on the date the SAR is granted. SAR's may be granted by the Committee in its discretion to any participant, and may have terms no longer than ten years.

Stock awards are grants of shares of common stock that may be restricted (subject to a holding period or other conditions) or unrestricted. The Committee determines the amounts, vesting, if any, terms and conditions of the awards, including the price to be paid, if any, for restricted awards and any contingencies related to the attainment of specified performance goals or continued employment or service.

The Committee may also grant performance awards to participants. Performance awards are the right to receive cash, common stock or both, at the end of a specified performance period, subject to satisfaction of the performance criteria and any vesting conditions established for the award.

NOTE E - CAPITAL STOCK (continued)

As of June 1, 2010, options to purchase 290,250 shares had been cumulatively granted under the Plan, including 23,000 that belong to the President and Chief Executive Officer (CEO). The outstanding options belonging to the CEO that were granted before October 2009 (20,000) vested six months from the date of the grant. Beginning in October 2009, options granted to the CEO pursuant to the terms of his employment agreement (3,000) will vest one year from the date of the grant. Outstanding options granted to other key employees vest in three equal annual installments, while outstanding options granted to non-employee members of the Board of Directors vest one year from the date of the grant. The Committee may, in its sole discretion, accelerate the vesting of all or any part of any awards held by a terminated participant, excluding, however, any participant who is terminated for cause.

As of June 1, 2010, 552,500 shares remain available to be optioned, including 42,750 shares granted that were subsequently forfeited, which are again available to be granted in accordance with the "Re-use of Shares" provision of the Plan. There were 233,088 options outstanding as of June 1, 2010.

No other awards - stock appreciation rights, restricted stock awards, unrestricted stock awards or performance awards - have been granted under the 2003 Stock Option and Incentive Plan as of June 1, 2010.

1993 Stock Option Plan

The 1993 Stock Option Plan was not affected by the adoption of the 2003 Stock Option and Incentive Plan. The 1993 Stock Option Plan authorized the grant of stock options for up to 562,432 shares (as adjusted for subsequent changes in capitalization from the original authorization of 500,000 shares) of the common stock of the Company for a ten-year period beginning in May 1994. Shareholders approved the Amended and Restated 1993 Stock Option Plan (Amended Plan) in October 1998, which extended the availability of options to be granted to October 4, 2008. The Board of Directors adopted certain amendments in December 2006 to bring the Amended Plan into compliance with the American Jobs Creation Act of 2004 and Section 409A of the IRC.

Options to purchase 556,228 shares were cumulatively granted under the 1993 Stock Option Plan and the Amended Plan before granting authority expired on October 4, 2008. As of June 1, 2010, 269,981 shares granted remained outstanding, including 211,478 that belong to the CEO.

All outstanding options under the 1993 Stock Option Plan and the Amended Plan were granted at fair market value and expire ten years from the date of grant. Final expirations will occur in June 2014. Outstanding options to the CEO vested in six months, while options granted to non-employee members of the Board of Directors vested after one year. Outstanding options granted to other key employees vested in three equal annual installments.

Outstanding and Exercisable Options

The changes in outstanding and exercisable options involving both the 1993 Stock Option Plan and the 2003 Stock Option and Incentive Plan are shown below as of June 1, 2010:

	No. of shares	Weighted avg. price per share	Weighted avg. Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Outstanding at beginning of year	443,236	$20.93		
Granted	72,500	$26.53		
Exercised	(4,417)	$21.26		
Forfeited or expired	(8,250)	$26.80		
Outstanding at end of year	503,069	$21.64	4.43 years	$1,192
Exercisable at end of year	416,234	$20.65	3.53 years	$1,192

NOTE E - CAPITAL STOCK (continued)

The intrinsic value of stock options exercised during fiscal years 2010, 2009 and 2008 was $36,000, $35,000 and $83,000, respectively.

Stock Options outstanding and exercisable as of June 1, 2010 for the 1993 Stock Option Plan and the 2003 Stock Option and Incentive Plan are shown below:

Range of Exercise Prices per Share	No. of shares	Weighted average price per share	Weighted average remaining life in years
Outstanding:			
$10.38 to $13.00	63,478	$10.62	0.26 years
$13.01 to $18.00	49,167	$13.80	1.06 years
$18.01 to $24.20	177,751	$20.70	4.38 years
$24.21 to $31.40	212,673	$27.53	6.50 years
$10.38 to $31.40	503,069	$21.64	4.43 years
Exercisable:			
$10.38 to $13.00	63,478	$10.62	0.26 years
$13.01 to $18.00	49,167	$13.80	1.06 years
$18.01 to $24.20	164,750	$20.47	4.09 years
$24.21 to $31.40	138,839	$27.87	5.22 years
$10.38 to $31.40	416,234	$20.65	3.53 years

Employee Stock Purchase Plan

Shareholders approved the Employee Stock Option Plan (elsewhere referred to as Employee Stock Purchase Plan) in 1998. The Plan provides employees who have completed 90 days of continuous service with an opportunity to purchase shares of the Company's common stock through payroll deduction. Immediately following the end of each semi-annual offering period, participant account balances are used to purchase shares of stock measured at 85 percent of the fair market value of shares at the beginning of the offering period or at the end of the offering period, whichever is lower. The Plan authorizes a maximum of 1,000,000 shares that may be purchased on the open market or from the Company's treasury. As of April 30, 2010, (latest available data), 149,995 shares had been cumulatively purchased through the Plan. Shares purchased through the Plan are held by the Plan's custodian until withdrawn or distributed. As of April 30, 2010, the custodian held 39,651 shares on behalf of employees.

Frisch's Executive Savings Plan

Common shares totaling 58,492 (as adjusted for subsequent changes in capitalization from the original authorization of 50,000 shares) were reserved for issuance under the non-qualified Frisch's Executive Savings Plan (FESP) (see Benefit Plans in Note A – Accounting Policies) when it was established in 1993. As of June 1, 2010, 39,249 shares remained in the FESP reserve, including 9,539 shares allocated but not issued to participants.

There are no other outstanding options, warrants or rights.

NOTE E - CAPITAL STOCK (continued)

Treasury Stock

As of June 1, 2010, the Company's treasury held 2,525,174 shares of the Company's common stock. Most of the shares were acquired in a series of repurchase programs authorized by the Board of Directors from 1998 through January 2002, and through a modified "Dutch Auction" self-tender offer in 1997.

Under the repurchase program authorized in January 2008, the Company acquired 38,681 shares of its common stock over the two year life of the authorization at a cost of $857,000. No shares were repurchased from June 3, 2009 through the program's expiration in January 2010.

On January 6, 2010, the Board of Directors authorized a new repurchase program under which the Company may repurchase up to 500,000 shares of its common stock in the open market or through block trades over a two year period that will expire January 6, 2012. From April 14, 2010 when the first repurchase was made through June 1, 2010, 46,468 shares were acquired at a cost of $1,009,000.

Earnings Per Share

Basic earnings per share is based on the weighted average number of outstanding common shares during the period presented. Diluted earnings per share includes the effect of common stock equivalents, which assumes the exercise and conversion of dilutive stock options.

	Basic earnings per share		Stock equivalents	Diluted earnings per share	
	Weighted average shares outstanding	EPS		Weighted average shares outstanding	EPS
June 1, 2010	**5,103,834**	**$1.96**	**88,585**	**5,192,419**	**$1.93**
June 2, 2009	5,101,994	2.10	62,170	5,164,164	2.08
June 3, 2008	5,129,362	1.16	98,549	5,227,911	1.14

Stock options to purchase 193,000, 205,000 and 91,000 shares were respectively excluded from the calculation of diluted EPS in fiscal years 2010, 2009 and 2008 because the effect was anti-dilutive.

Share-Based Payment (Compensation Cost)

The fair value of stock options granted is recognized as compensation cost in the consolidated statement of earnings on a straight-line basis over the vesting period of the award. Compensation costs arising from stock options granted are shown below. Compensation cost for fiscal year 2008 includes portions of costs for options that vested in fiscal year 2008, but which were for options granted in years prior to the adoption of the current accounting standard.

	2010	2009	2008
		(in thousands)	
Charged to administrative and advertising expense	**$ 356**	$ 249	$ 339
Tax benefit	**121**	85	104
Total share-based compensation cost, net of tax	**$ 235**	$ 164	$ 235
Effect on basic earnings per share	**$ .05**	$ .03	$ .05
Effect on diluted earnings per share	**$ .05**	$ .03	$ .04

NOTE E - CAPITAL STOCK (continued)

The fair value of each option award is estimated on the date of the grant using the modified Black-Scholes option pricing model, developed using the assumptions shown in the following table.

	2010	2009	2008
Weighted average fair value of options	**$7.88**	$5.47	$8.39
Assumptions			
Dividend yield	**1.9% – 2.0%**	2.0% - 2.5%	1.4% - 1.5%
Expected volatility	**32%**	29% - 32%	27%
Risk free interest rate	**2.8% - 3.3%**	2.4% - 3.5%	4.2% - 4.9%
Expected lives	**6 years**	5 years	5 years

Dividend yield is based on the Company's current dividend yield, which is considered the best estimate of projected dividend yields within the contractual life of the options. Expected volatility is based on the historical volatility of the Company's stock using the month end closing price of the previous six years. Risk free interest rate is based on the U. S. Treasury yield curve in effect at the time of grant for periods within the expected life of the option. Expected life represents the period of time the options are expected to be outstanding.

As of June 1, 2010, there was $331,000 of total unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted average period of .96 years.

Compensation cost is also recognized in connection with the Company's Employee Stock Purchase Plan (see Employee Stock Purchase Plan described elsewhere in Note E – Capital Stock). Compensation costs related to the Employee Stock Purchase Plan, determined at the end of each semi-annual offering period – October 31 and April 30 - amounted to $53,000, $59,000 and $45,000 respectively during fiscal years 2010, 2009 and 2008.

NOTE F - PENSION PLANS

As discussed more fully under Benefit Plans in Note A – Accounting Policies, the Company sponsors two qualified defined benefit pension plans plus an unfunded non-qualified Supplemental Executive Retirement Plan (SERP) for "highly compensated employees" (HCE's). The accounting for all three retirement plans is summarized in the tables that follow.

Recognition of the overfunded or underfunded status of defined benefit pension plans is recorded as an asset or liability in the consolidated balance sheet. Funded status is measured as the difference between plan assets at fair value and projected benefit obligations, which includes a projection of future salary increases. Actuarial gains and losses, prior service costs or credits and transition obligations, if any, which have not yet been recognized, are recorded in Accumulated Other Comprehensive Income (AOCI).

NOTE F - PENSION PLANS (continued)

The measurement dates in the following tables are June 1, 2010 and June 2, 2009.

Change in benefit obligation	(in thousands) 2010	2009
Projected benefit obligation at beginning of year	**$ 27,447**	$26,068
Service cost	**1,515**	1,614
Interest cost	**1,823**	1,738
Actuarial loss	**5,012**	118
Gross benefits paid	**(1,533)**	(1,561)
Plan Amendments (a)	**-**	(89)
Settlements	**(486)**	(441)
Projected benefit obligation at end of year	**$ 33,778**	$27,447
Accumulated benefit obligation at end of year	**$ 28,294**	$23,612

(a) The Pension Protection Act required the basis (mortality table and interest rate) for determining lump sum payments to be changed. The new basis lowered the projected benefit obligation by $89,000 in fiscal year 2009.

Change in the plans' assets	(in thousands) 2010	2009
Fair value of plan assets at beginning of year (b)	**$ 19,744**	$26,213
Actual return (loss) on plan assets	**3,680**	(5,467)
Employer contributions	**1,625**	1,000
Gross benefits paid	**(1,533)**	(1,561)
Settlements	**(486)**	(441)
Fair value of plan assets at end of year (b)	**$ 23,030**	$19,744

(b) No portion of plan assets has been invested in shares of the Company's common stock.

Funded status at end of year	(in thousands) 2010	2009
Fair value of plan assets	**$ 23,030**	$ 19,744
Projected benefit obligations	**33,778**	27,447
Funded status at end of year	**$(10,748)**	$ (7,703)
Amount recognized at end of year	**$(10,748)**	$ (7,703)

NOTE F - PENSION PLANS (continued)

Funded status recognized in the consolidated balance sheet	2010 (in thousands)	2009
Non-current asset	$ -	$ -
Current liability	-	-
Non-current liability (c)	**(10,748)**	(7,703)
	$ (10,748)	$ (7,703)

(c) Non-current liability for fiscal year 2010 consists of $10,511,000 in underfunding of the two qualified defined benefit pension plans plus $237,000 for the unfunded SERP. Non-current liability for fiscal year 2009 consisted of $7,507,000 in underfunding of the two qualified defined benefit pension plans plus $196,000 for the unfunded SERP.

Pretax amounts recognized in accumulated other comprehensive income	2010 (in thousands)	2009
Unrecognized net actuarial loss	**$12,006**	$10,097
Unrecognized prior service cost / (credit)	**(102)**	(45)
	$ 11,904	$10,052

The estimated amounts that will be amortized from AOCI into net periodic pension cost in fiscal year 2011 are as follows:

	(in thousands)
Net actuarial loss	**$ 889**
Prior service cost	**8**
	$ 897

The projected benefit obligation and fair value of plan assets for pension plans with a projected benefit obligation in excess of plan assets at the measurement date were as follows:

	2010 (in thousands)	2009
Projected benefit obligation at end of year	**$ 33,778**	$ 27,447
Fair value of plan assets at end of year	**23,030**	19,744

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with an accumulated benefit obligation in excess of plan assets at the measurement date were as follows:

	2010 (in thousands)	2009
Projected benefit obligation at end of year	**$ 33,778**	$ 27,447
Accumulated benefit obligation at end of year	**28,294**	23,612
Fair value of plan assets at end of year	**23,030**	19,744

NOTE F - PENSION PLANS (continued)

Net periodic pension cost components	**2010**	(in thousands) 2009	2008
Service cost	**$ 1,515**	$1,614	$1,585
Interest cost	**1,823**	1,738	1,633
Expected return on plan assets	**(1,573)**	(2,049)	(2,215)
Amortization of prior service cost	**8**	17	17
Recognized net actuarial loss	**740**	256	217
Curtailment loss	**49**	-	-
Settlement loss	**256**	238	-
Net periodic pension cost	**$ 2,818**	$ 1,814	$ 1,237

Net periodic pension cost for fiscal year 2011 is currently expected to approximate $3,340,000.

Other changes in plan assets and benefit obligations recognized in other comprehensive income (pretax):

	2010	(in thousands) 2009	2008
Settlements	**$ (256)**	$ (238)	$ -
Curtailment effects	**(49)**	-	-
Current year actuarial loss	**2,905**	7,633	1,413
Amortization of actuarial loss	**(740)**	(256)	(217)
Current year prior service (credit) cost (d)	**-**	(89)	-
Amortization of prior service cost	**(8)**	(17)	(17)
Total recognized in other comprehensive income	**$ 1,852**	$ 7,033	$ 1,179
Total recognized in net periodic pension cost and other Comprehensive income	**$ 4,670**	$ 8,847	$ 2,416

(d) The Pension Protection Act required the basis (mortality table and interest rate) for determining lump sum payments to be changed. The new basis lowered the projected benefit obligation by $89,000 in fiscal year 2009.

Weighted average assumptions	**June 1, 2010**	June 2, 2009	June 3, 2008
Discount rate - net periodic pension cost	**6.50%**	6.50%	6.00%
Discount rate - projected benefit obligation	**5.50%**	6.50%	6.50%
Rate of compensation increase - net periodic pension cost	**4.00%**	4.50%	4.50%
Rate of compensation increase - projected benefit obligation	**4.00%**	4.00%	4.50%
Expected long-term rate of return on plan assets	**8.00%**	8.00%	8.00%

The Company determines its discount rate by looking at the plans' projected benefit payments in the future and matching those to spot rates based on yields of high-grade corporate bonds. A single discount rate is chosen, rounded to the nearest 25 basis points, that produces the same present value as the various spot rates.

To determine the expected return on plan assets, the Company looks at the target asset allocation of the plans' trust and determines the expected return on each asset class. The expected returns for each asset class are combined and rounded to the nearest 25 basis points to determine the overall expected return on assets. The expected rate of return will be lowered to 7.50 percent for fiscal year 2011.

NOTE F - PENSION PLANS (continued)

The following estimated future benefit payments for all three plans, which reflect expected future service, as appropriate, are expected to be paid in the fiscal years indicated:

	(in thousands)
2011	**$ 2,443**
2012	**1,343**
2013	**1,290**
2014	**1,396**
2015	**2,212**
2016-2020	**11,537**

Investment Policies and Asset Allocation

The objectives of the committee that sets investment policy for pension assets include holding, protecting and investing the assets prudently. The committee has determined that plan assets should be invested using long-term objectives, since the plan is intended to fund current and future benefits for participants and beneficiaries. Equity securities have provided the highest historical return to investors over extended time horizons. Thus, the bulk of the plan assets are targeted to be held in equity securities. Prudent investment strategies also call for a certain portion of the plan assets to be held in fixed return instruments. The Committee does not use derivative instruments to rebalance exposures to certain asset classes. Although not prohibited from doing so, the committee has chosen not to invest the plan assets in the common stock of the Company.

Target and actual pension plan assets are summarized as follows:

		Actual Allocations	
Asset Category	Target	**2010**	2009
Equity securities	70%	**65%**	57%
Fixed income	25%	**33%**	42%
Cash equivalents	5%	**2%**	1%
Total	100%	**100%**	100%

During fiscal year 2009, global equity markets suffered severe declines that caused the actual asset allocation to depart significantly from target allocations. The improvement in the actual allocations relative to the target was the result of stronger global financial markets in fiscal year 2010. It is the Company's intention to continue working to rebalance the asset portfolio during fiscal year 2011 to more closely match target allocations.

Funding

The Company contributes amounts to the two qualified defined benefit pension plans that are sufficient to satisfy legal funding requirements, plus discretionary tax-deductible amounts that may be deemed advisable. Contributions for the year that will end June 1, 2011 are currently anticipated at a level of $1,625,000, which includes amounts to meet minimum legal funding requirements to which discretionary contributions have been added. Obligations to participants in the SERP are satisfied in the form of a lump sum distribution upon the retirement of the participants.

Future funding of the qualified defined benefit pension plans largely depends upon the performance of investments that are held in trusts that have been established for the plans. Equity securities comprise 70 percent of the target allocation of the plans' assets. Although the equity markets made a significant rebound in fiscal year 2010, the declines experienced in fiscal year 2009 continue to adversely affect funding requirements and will likely require much higher net periodic pension costs to be recognized in future years.

NOTE F - PENSION PLANS (continued)

Plan Assets at Fair Value

The Company uses fair value measurements for recording the assets of its defined benefit pension plans. Fair value is defined as the exchange price that would be received for an asset in its principal market in an orderly transaction between market participants on the measurement date. The Company groups the assets of the plans into a three-level hierarchy for valuation techniques used to measure the fair values of the assets. These levels are:

- Level I – Quoted prices in active markets for identical assets.
- Level II – Observable inputs other than Level I prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level III – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets.

The assets of the defined benefit pension plans include investments in mutual funds whose fair values are determined based on quoted market prices and are classified within Level I of the fair value hierarchy. Plan assets also include investments in money market funds, corporate and U.S. government bonds, guaranteed insurance contracts and foreign obligations that are based on other observable inputs and are classified within Level II of the fair value hierarchy. The following table summarizes the plan assets measured at fair value as of June 1, 2010 and June 2, 2009:

(in thousands)

	2010		2009	
	Level I	**Level II**	Level I	Level II
Money market funds	**$ -**	**$ 507**	$ -	$ 152
U.S. treasury and agency obligations	**-**	**891**	-	2,606
Corporate obligations	**-**	**4,604**	-	4,619
Mutual funds	**15,383**	**-**	11,256	-
Foreign obligations	**-**	**1,035**	-	490
Guaranteed insurance contracts	**-**	**547**	-	542
	$15,383	**$ 7,584**	$11,256	$ 8,409

Other Post Retirement Plans

Compensation expense (not included in the above tables) relating to the Non Deferred Cash Balance Plan (see Benefit Plans in Note A – Accounting Policies) is equal to the amounts contributed to the Plan - $342,000 in fiscal year 2010, $216,000 in fiscal year 2009 and $219,000 in fiscal year 2008. In addition, the President and Chief Executive Officer (CEO) has an employment agreement that calls for additional annual contributions to be made to the trust established for the benefit of the CEO under the Non Deferred Cash Balance Plan when certain levels of annual pretax earnings are achieved. Based on the Company's pretax earnings, $111,000, $105,000 and zero, respectively, was included in the CEO's incentive compensation for fiscal years 2010, 2009 and 2008.

The Company also sponsors two 401(k) defined contribution plans and a non-qualified Executive Savings Plan (FESP) for certain highly compensated employees who have been disqualified from participation in the 401(k) plans (see Benefit Plans in Note A – Accounting Policies). In fiscal years 2010, 2009 and 2008, matching contributions to the 401(k) plans amounted to $179,000, $164,000 and $167,000, respectively. Matching contributions to the FESP were $27,000, $25,000 and $26,000, respectively in fiscal years 2010, 2009 and 2008.

The Company does not sponsor post retirement health care benefits.

NOTE G – SEGMENT INFORMATION

The Company has two reportable segments within the food service industry: Big Boy restaurants and Golden Corral restaurants. Financial information by operating segment is as follows:

	2010	2009	2008
		(in thousands)	
Sales			
Big Boy	**$ 191,609**	$ 193,623	$ 194,156
Golden Corral	**101,263**	104,238	105,406
	$ 292,872	$ 297,861	$ 299,562
Earnings (loss) before income taxes			
Big Boy	**$ 20,160**	$ 19,672	$ 21,466
Opening expense	**(768)**	(585)	(408)
Total Big Boy	**19,392**	19,087	21,058
Golden Corral	**3,873**	2,170	63
Opening expense	**-**	-	(229)
Impairment of long-lived assets	**-**	-	(4,660)
Total Golden Corral	**3,873**	2,170	(4,826)
Total restaurant level profit	**23,265**	21,257	16,232
Administrative expense	**(8,078)**	(7,654)	(7,086)
Franchise fees and other revenue	**1,266**	1,281	1,278
Gain on asset sales	**-**	1,163	524
Litigation settlement	**-**	890	-
Operating Profit	**16,453**	16,937	10,948
Interest expense	**(1,748)**	(2,000)	(2,360)
	$ 14,705	$ 14,937	$ 8,588
Depreciation and amortization			
Big Boy	**$ 8,477**	$ 8,097	$ 7,996
Golden Corral	**5,608**	5,594	6,019
	$ 14,085	$ 13,691	$ 14,015
Capital expenditures			
Big Boy	**$ 21,373**	$ 14,759	$ 11,045
Golden Corral	**3,111**	3,276	3,601
	$ 24,484	$ 18,035	$ 14,646
Identifiable assets			
Big Boy	**$ 116,486**	$ 102,886	$ 94,276
Golden Corral	**72,767**	74,090	77,784
	$ 189,253	$ 176,976	$ 172,060

NOTE H – COMMITMENTS AND CONTINGENCIES

Commitments

In the ordinary course of business, purchase commitments are entered into with certain of the Company's suppliers. Most of these agreements are typically for periods of one year or less in duration; however, longer term agreements are also in place. Future minimum payments under these arrangements are $7,899,000, $4,473,000, $3,450,000, and $131,000 respectively, for fiscal years 2011, 2012, 2013 and 2014. These agreements are intended to secure favorable pricing while ensuring availability of desirable products. Management does not believe such agreements expose the Company to any significant risk.

Litigation

In April 2008, the Company filed five separate lawsuits against the lessor of five properties on which the Company operates five Big Boy restaurants. The Company's complaints claimed breach of contract and asked for declaratory relief and specific performance to force the lessor to allow the Company to purchase the underlying properties for certain amounts that are specified in the lease agreements, which taken together amounted to $2,472,000. The lessor claimed that the Company must purchase the properties for a larger amount based upon alternative values in the lease agreements and market appraisal values. The lessor filed a lawsuit against the Company in April 2008. Its complaint asked for declaratory relief and specific performance as to the same disputed leases.

The parties entered into a settlement agreement effective August 24, 2009, settling all claims and counterclaims that had been asserted in the six lawsuits. In consideration of the settlement agreement, the lessor agreed to sell, and the Company agreed to purchase, the five properties for the total sum of $4,000,000. The real estate transactions were completed in September 2009.

In the third quarter of fiscal year 2009, the Company received a check for $640,000 representing full and final payment of the arbitration award in its long-standing case against the general contractor that had constructed a Golden Corral restaurant in Canton, Ohio in 2001, which the Company had to demolish in 2002 due to defective construction work by the contractor. In addition to the cash received, $250,000 was credited to earnings to reverse a liability that had represented the contractor's claim against the Company for the outstanding contract balance, which was eliminated when the award was made final.

The Company is subject to various other claims and suits that arise from time to time in the ordinary course of business. Management does not presently believe that the resolution of any claims currently outstanding will materially affect the Company's earnings, cash flows or financial position. Exposure to loss contingencies from pending or threatened litigation is continually evaluated by management, which believes adequate provisions for losses are already included in the consolidated financial statements.

Other Contingencies

The Company self-insures a significant portion of expected losses under its workers' compensation program in the state of Ohio. Insurance coverage is purchased from an insurance company for individual claims that may exceed $300,000. (See Self Insurance in Note A – Accounting Policies.) Insurance coverage is maintained for various levels of casualty and general and product liability.

Outstanding letters of credit maintained by the Company totaled $126,500 as of June 1, 2010.

NOTE H – COMMITMENTS AND CONTINGENCIES (continued)

As of June 1, 2010, the Company operated 21 restaurants on non-owned properties. (See Note C – Leased Properties.) Two of the leases provide for contingent rental payments based on a percentage of the leased restaurant's sales in excess of a fixed amount.

The Company is secondarily liable for the performance of a ground lease that has been assigned to a third party. The annual obligation of the lease approximates $48,000 through 2020. Since there is no reason to believe that the third party will default, no provision has been made in the consolidated financial statements for amounts that would be payable by the Company. In addition, the Company has the right to re-assign the lease in the event of the third party's default.

NOTE I - RELATED PARTY TRANSACTIONS

The Chief Executive Officer of the Company (Craig F. Maier), who also serves as a director of the Company, owns a Big Boy restaurant licensed to him by the Company. Another officer and director of the Company (Karen F. Maier) is a part owner of a Big Boy restaurant that is licensed to her and her siblings (excluding Craig F. Maier). Until her death in September 2009, Blanche F. Maier (the mother of Craig F. Maier and Karen F. Maier) served as a director of the Company. Certain other family members of Mrs. Maier's also own a licensed Big Boy restaurant.

These three restaurants are operated by the Company and pay to the Company franchise and advertising fees, employee leasing and other fees, and make purchases from the Company's commissary. The total paid to the Company by these three restaurants amounted to $4,915,000, $4,982,000 and $4,985,000 respectively, in fiscal years 2010, 2009 and 2008. The amount owed to the Company from these restaurants was $85,000 and $86,000 respectively, as of June 1, 2010 and June 2, 2009. Amounts due are generally settled within 28 days of billing.

All related party transactions described above were effected on substantially similar terms as transactions with persons or entities having no relationship with the Company.

The Chairman of the Board of Directors from 1970 to 2005 (Jack C. Maier, deceased February 2005) had an employment agreement that contained a provision for deferred compensation. The agreement provided that upon its expiration or upon the Chairman's retirement, disability, death or other termination of employment, the Company would become obligated to pay the Chairman or his survivors for each of the next ten years the amount of $214,050, adjusted annually to reflect 50 percent of the annual percentage change in the Consumer Price Index (CPI). Monthly payments of $17,838 to the Chairman's widow (Blanche F. Maier), a director of the Company until her death in September 2009, commenced in March 2005. On March 1, 2010, the monthly payment was increased to $19,006 from $18,753 in accordance with the CPI provision of the agreement. The present value of the long-term portion of the obligation to Mrs. Maier's Estate, approximating $773,000 is included in the consolidated balance sheet under the caption "Deferred compensation and other." The present value of the current portion of the obligation approximating $177,000 is included in current liabilities in the consolidated balance sheet.

QUARTERLY RESULTS (Unaudited)

QUARTERLY EARNINGS

	Year Ended June 1, 2010 (Fiscal 2010) (in thousands, except per share data)				Year Ended June 2, 2009 (Fiscal 2009) (in thousands, except per share data)			
	Sales	Operating profit	Net earnings	Diluted net earnings per share	Sales	Operating profit	Net earnings	Diluted net earnings per share
1st Quarter	$ 88,982	$ 4,924	$ 2,988	$ 0.57	$ 89,882	$ 3,652	$ 2,175	$ 0.42
2nd Quarter	67,898	3,919	2,369	0.46	69,093	3,620	2,216	0.43
3rd Quarter	64,873	3,366	2,024	0.39	67,685	5,260	3,410	0.66
4th Quarter	71,119	4,244	2,618	0.51	71,201	4,405	2,920	0.56
Total	$292,872	$ 16,453	$ 9,999	$ 1.93	$297,861	$ 16,937	$ 10,721	$ 2.08

The first quarter of each year contained sixteen weeks, while the last three quarters each contained twelve weeks.

The fourth quarter of Fiscal 2009 included a credit to income tax expense of $90,000 to reflect the actual effective tax rate for the year.

Quarterly earnings per share for Fiscal 2009 do not sum to the earnings per share for the year due to changes throughout the year in the diluted weighted average shares outstanding.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) Effectiveness of disclosure controls and procedures. The Company's Chief Executive Officer (CEO) and Chief Financial Officer (CFO) reviewed and evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 240.13a-15(e) and 240.15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) as of June 1, 2010, the end of the period covered by this Annual Report on Form 10-K. Based on that evaluation, the CEO and CFO concluded that the Company's disclosure controls and procedures were effective as of such date to ensure that information required to be disclosed in the reports that the Company files under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and (ii) would be accumulated and communicated to the Company's management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosures.

(b) Management's annual report on internal control over financial reporting. The Report of Management on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm thereon are set forth in Part II, Item 8 of this Annual Report on Form 10-K.

(c) Changes in internal control over financial reporting. There were no significant changes in the Company's internal control over financial reporting (as defined in Exchange Act rules 240.13a-15 or 240.15d-15) during the fourth quarter ended June 1, 2010 that materially affected, or are reasonably likely to affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III
(Items 10 through 13)

Item 10. Directors, Executive Officers and Corporate Governance

The Company has adopted a Code of Ethics that applies to its principal executive officer, principal financial officer, principal accounting officer, controller and persons performing similar functions. The Code of Ethics is available on the Company's web site at www.frischs.com in the "Investor Relations" section under "Corporate Governance." To receive a printed copy of the Code of Ethics at no cost, please contact Donald H. Walker, Chief Financial Officer, Frisch's Restaurants, Inc. 2800 Gilbert Avenue, Cincinnati, Ohio 45206 – 1206. Email requests may be made to cfo@frischs.com. Also, any amendments to or waivers from the Code of Ethics will be disclosed on the Company's web site within five business days following the date of amendment or waiver. There were no waivers of the Code of Ethics during the fiscal year ended June 1, 2010.

The information required by this item regarding executive officers appears in Item 1 of Part I of this report under the caption "Executive Officers of the Registrant."

All other information required by this item is incorporated by reference to the Registrant's definitive proxy statement for the 2010 Annual Meeting of Shareholders.

Item 11. Executive Compensation

Information required by this item is incorporated by reference to the Registrant's definitive proxy statement for the 2010 Annual Meeting of Shareholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management

Information required by this item not otherwise disclosed below is incorporated by reference to the Registrant's definitive proxy statement for the 2010 Annual Meeting of Shareholders.

Equity Compensation Plan Information
as of June 1, 2010

Plan Category	(a) Number of Securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders:			
1993 Stock Option Plan	269,981	$18.20	-
2003 Stock Option and Incentive Plan	233,088	$25.63	552,500
Total	503,069	$21.64	552,500
Equity compensation plans not approved by security holders:			
Executive Savings Plan (1)			39,249
Senior Executive Bonus Plan (2)			
CEO Employment Agreement (3)			
Total	503,069	$21.64	591,749

(1) Frisch's Executive Savings Plan

The Frisch's Executive Savings Plan (FESP) was established in November 1993, to provide a means for certain management employees who are disqualified from participating in the Frisch's Employee 401(k) Savings Plan, to participate in a similarly designed non-qualified plan. Under the FESP, an eligible employee may choose to defer up to 25 percent of his or her salary, which may be invested in mutual funds or in Common Stock of the Company. For employees who choose to invest in the Company's Common Stock, the Company adds a fifteen percent matching contribution of Common Stock to the employee's account, but only on the first ten percent of salary deferred. Upon an employee's retirement, the Company has the option to issue to the employee the shares of Common Stock allocated to that employee or to pay to the employee the fair market value of the Common Stock allocated to him or her in cash. A reserve of 58,492 shares of Common Stock (as adjusted for changes in capitalization in earlier years) was established for issuances under the FESP when it was established in 1993. Since its inception, participants have cumulatively redeemed 19,243 shares through June 1, 2010. The current reserve balance of 39,249 shares contains 9,539 shares (including 1,951 shares allocated during the year ended June 1, 2010) that have been allocated but not issued to active plan participants.

(2) Senior Executive Bonus Plan

Under the Company's Senior Executive Bonus Plan that was effective June 2, 2003, certain executive officers and other key employees are entitled to earn annual bonuses of up to 40 percent of their annual salary. Each employee's bonus is determined by a formula that takes into account (1) the extent to which the individual's performance goals established prior to the beginning of the fiscal year are met, and (2) the Company's pre-tax consolidated earnings for the fiscal year, as a percentage of total revenue (adjusted to exclude certain revenue, if any, not related to the Company's food service operations). No incentive bonus is paid to any eligible employees unless pre-tax consolidated earnings of the Company are at least four percent of revenues. In order to receive the maximum bonus permissible under the plan, an employee must fully meet his or her individual performance goals and pre-tax consolidated earnings of the Company must equal or exceed seven percent of revenues. Of the total bonus earned by each employee, ten percent is paid in shares of the Company's Common Stock and the remainder is paid in cash. For the fiscal year ended June 1, 2010, 985 shares of Common Stock were issued to employees pursuant to the plan. If all eligible employees under the Senior Executive Bonus Plan had earned their maximum bonus during the year ended June 1, 2010, 2,329 shares of Common Stock would have been issued.

(3) CEO Employment Agreement

During the fiscal year ended June 1, 2010, Craig F. Maier, President and Chief Executive Officer, was employed by the Company pursuant to a three-year employment agreement that commenced June 3, 2009. The agreement provides that the Company will pay Mr. Maier incentive compensation for each fiscal year that the Company's pre-tax earnings (before subtracting expense for a) his incentive compensation, b) incentive compensation earned under the Senior Executive Bonus Plan, and c) the value of stock options granted that are recognized as stock based compensation) equal or exceed four percent of the Company's total revenue. The incentive compensation will be equal to (a) one and one half percent of the Company's pre-tax earnings if in such year pre-tax earnings equal or exceed four percent (but are less than five percent) of the Company's total revenue, and (b) an additional one percent of the Company's pre-tax earnings if in such year the Company's pre-tax earnings equal or exceed five percent of the Company's total revenue. However, the incentive compensation will be reduced to the extent that the payment of the incentive compensation would reduce the Company's pre-tax earnings to below four percent of the Company's total revenue. Incentive compensation is paid 90 percent in cash and ten percent in Common Stock. For the fiscal year ended June 1, 2010, 1,516 shares of common stock were issued to Mr. Maier in July 2010, representing ten percent of the incentive compensation that he earned.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required by this item is incorporated by reference to the Registrant's definitive proxy statement for the 2010 Annual Meeting of Shareholders.

Item 14. Principal Accounting Fees and Services

Information required by this item is incorporated by reference to the Registrant's definitive proxy statement for the 2010 Annual Meeting of Shareholders.

PART IV

Item 15. Exhibits and Financial Statement Schedules

a). List of documents filed as part of this report.

1. Financial Statements

The following consolidated financial statements of the Registrant are contained in Part II, Item 8 of this Form 10-K.

Report of Independent Registered Public Accounting Firm (on Financial Statements)

Report of Independent Registered Public Accounting Firm (on Management's Assessment of Internal Control over Financial Statements)

Consolidated Balance Sheet – June 1, 2010 and June 2, 2009

Consolidated Statement of Earnings – Three fiscal years ended June 1, 2010

Consolidated Statement of Cash Flows – Three fiscal years ended June 1, 2010

Consolidated Statement of Shareholders' Equity – Three fiscal years ended June 1, 2010

Notes to Consolidated Financial Statements – Three fiscal years ended June 1, 2010

2. Financial Statement Schedules

Financial statement schedules are not applicable or are not required under the related instructions or the information is included in the financial statements or the notes to the financial statements.

3. Exhibits

3.1 Third Amended Articles of Incorporation, filed as Exhibit (3) (a) to the Registrant's Form 10-K Annual Report for 1993, is incorporated herein by reference.

3.2 Amended and Restated Code of Regulations effective October 2, 2006, filed as Exhibit A to the Registrant's Definitive Proxy Statement dated September 1, 2006, is incorporated herein by reference.

10.1 Second Amended and Restated Loan Agreement (Golden Corral Construction Facility) between the Registrant and US Bank NA dated October 21, 2009, filed as Exhibit 10.4 to the Registrant's Form 10-Q Quarterly Report for September 22, 2009, is incorporated herein by reference.

10.2 Third Amended and Restated Loan Agreement (Revolving and Bullet Loans) between the Registrant and US Bank NA dated October 21, 2009, filed as Exhibit 10.5 to the Registrant's Form 10-Q Quarterly Report for September 22, 2009, is incorporated herein by reference.

10.3 Agreement to Purchase Stock between the Registrant and Frisch West Chester, Inc. dated June 1, 1988, filed as Exhibit 10 (f) to the Registrant's Form 10-Q Quarterly Report for September 19, 2006, is incorporated herein by reference.

10.4 Agreement to Purchase Stock between the Registrant and Frisch Hamilton West, Inc. dated February 19, 1988, filed as Exhibit 10 (g) to the Registrant's Form 10-Q Quarterly Report for September 19, 2006, is incorporated herein by reference.

10.5 Employment Agreement between the Registrant and Craig F. Maier effective June 3, 2009, dated April 10, 2009, filed as Exhibit 10.16 to the Registrant's Form 10-Q Quarterly Report for March 10, 2009, is incorporated herein by reference. *

10.6 Frisch's Executive Retirement Plan (SERP) effective June 1, 1994, filed as Exhibit (10) (b) to the Registrant's Form 10-Q Quarterly Report for September 17, 1995, is incorporated herein by reference. *

10.7 Amendment No. 1 to Frisch's Executive Retirement Plan (SERP) (see Exhibit 10.6 above) effective January 1, 2000, filed as Exhibit 10 (k) to the Registrant's form 10-K Annual Report for 2003, is incorporated herein by reference. *

10.8 2003 Stock Option and Incentive Plan, filed as Appendix A to the Registrant's Proxy Statement dated August 28, 2003, is incorporated herein by reference. *

10.9 Amendment # 1 to the 2003 Stock Option and Incentive Plan (see Exhibit 10.8 above) effective September 26, 2006, filed as Exhibit 10 (q) to the Registrant's Form 10-Q Quarterly Report for September 19, 2006, is incorporated herein by reference. *

10.10 Amendments to the 2003 Stock Option and Incentive Plan (see Exhibits 10.8 and 10.9 above) effective December 19, 2006, filed as Exhibit 99.2 to the Registrant's Form 8-K Current Report dated December 19, 2006, is incorporated herein by reference. *

10.11 Amendments to the 2003 Stock Option and Incentive Plan (see Exhibits 10.8, 10.9 and 10.10 above) adopted October 7, 2008, filed as Exhibit 10.21 to the Registrant's Form 10-Q Quarterly Report for September 23, 2008, is incorporated herein by reference. *

10.12 Forms of Agreement to be used for stock options granted to employees and to non-employee directors under the Registrant's 2003 Stock Option and Incentive Plan (see Exhibits 10.8, 10.9, 10.10 and 10.11 above), filed as Exhibits 99.1 and 99.2 to the Registrant's Form 8-K dated October 1, 2004, are incorporated herein by reference. *

10.13 Amended and Restated 1993 Stock Option Plan, filed as Exhibit A to the Registrant's Proxy Statement dated September 9, 1998, is incorporated herein by reference. *

10.14 Amendments to the Amended and Restated 1993 Stock Option Plan (see Exhibit 10.13 above) effective December 19, 2006, filed as Exhibit 99.1 to the registrant's Form 8-K Current Report dated December 19, 2006, is incorporated herein by reference. *

10.15 Employee Stock Option Plan, filed as Exhibit B to the Registrant's Proxy Statement dated September 9, 1998, is incorporated herein by reference. *

10.16 Change of Control Agreement between the Registrant and Craig F. Maier dated November 21, 1989, filed as Exhibit (10) (g) to the Registrant's Form 10-K Annual Report for 1990, is incorporated herein by reference. It was also filed as Exhibit 99.2 to the Registrant's Form 8-K Current Report dated March 17, 2006, which is also incorporated herein by reference. *

10.17 First Amendment to Change of Control Agreement (see Exhibit 10.16 above) between the Registrant and Craig F. Maier dated March 17, 2006, filed as Exhibit 99.1 to the Registrant's Form 8-K Current Report dated March 17, 2006, is incorporated herein by reference. *

10.18 Second Amendment to Change of Control Agreement (see Exhibits 10.16 and 10.17 above) between the Registrant and Craig F. Maier dated October 7, 2008, filed as Exhibit 99.1 to the Registrant's Form 8-K Current Report dated October 7, 2008, is incorporated herein by reference. *

10.19 Frisch's Nondeferred Cash Balance Plan effective January 1, 2000, filed as Exhibit (10) (r) to the Registrant's Form 10-Q Quarterly Report for December 10, 2000, is incorporated herein by reference, together with the Trust Agreement established by the Registrant between the Plan's Trustee and Donald H. Walker (Grantor). There are identical Trust Agreements between the Plan's Trustee and Craig F. Maier, Rinzy J. Nocero, Karen F. Maier, Michael E. Conner, Louie Sharalaya, Lindon C. Kelley, Michael R. Everett, James I. Horwitz, William L. Harvey and certain other "highly compensated employees" (Grantors). *

10.20 First Amendment (to be effective June 6, 2006) to the Frisch's Nondeferred Cash Balance Plan that went into effect January 1, 2000 (see Exhibit 10.19 above), filed as Exhibit 99.2 to the Registrant's Form 8-K Current Report dated June 7, 2006, is incorporated herein by reference. *

10.21 Senior Executive Bonus Plan effective June 2, 2003, filed as Exhibit (10) (s) to the Registrant's Form 10-K Annual Report for 2003, is incorporated herein by reference. *

10.22 Non-Qualified Deferred Compensation Plan, Basic Plan Document to Restate Frisch's Executive Savings Plan (FESP) effective December 31, 2008, (also see Exhibits 10.23, 10.24 and 10.25), filed as Exhibit 10.32 to the Registrant's Form 10-Q Quarterly Report for September 23, 2008, is incorporated herein by reference. *

10.23 Non-Qualified Deferred Compensation Plan, Adoption Agreement (Stock) to Restate Frisch's Executive Savings Plan (FESP) effective December 31, 2008, (also see Exhibits 10.22, 10.24 and 10.25), filed as Exhibit 10.33 to the Registrant's Form 10-Q Quarterly Report for September 23, 2008, is incorporated herein by reference. *

10.24 Non-Qualified Deferred Compensation Plan, Adoption Agreement (Mutual Funds) to Restate Frisch's Executive Savings Plan (FESP) effective December 31, 2008, (also see Exhibits 10.22, 10.23 and 10.25), filed as Exhibit 10.34 to the Registrant's Form 10-Q Quarterly Report for September 23, 2008, is incorporated herein by reference. *

10.25 Non-Qualified Deferred Compensation Plan, Adoption Agreement to Restate Frisch's Executive Savings Plan (FESP) effective July 1, 2009 (also see Exhibits 10.22, 10.23 and 10.24), filed as Exhibit 10.36 to the Registrant's Form 10-K Annual Report for 2009, is incorporated herein by reference. *

* Denotes management contract or compensatory plan or agreement

14 Code of Ethics for Chief Executive Officer and Financial Professionals, filed as Exhibit 14 to the Registrant's Form 10-K Annual Report for 2003, is incorporated herein by reference.

21 Subsidiaries of the Registrant is filed herewith.

23 Consent of Grant Thornton LLP is filed herewith.

31.1 Certification of Chief Executive Officer pursuant to rule 13a -14(a) is filed herewith.

31.2 Certification of Chief Financial Officer pursuant to rule 13a - 14(a) is filed herewith.

32.1 Section 1350 Certification of Chief Executive Officer is filed herewith.

32.2 Section 1350 Certification of Chief Financial Officer is filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRISCH'S RESTAURANTS, INC.
(Registrant)

By /s/ Donald H. Walker — July 20, 2010
Donald H. Walker — Date
Vice President and
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Daniel W. Geeding Daniel W. Geeding	Chairman of the Board Director	July 25, 2010
/s/ Craig F. Maier Craig F. Maier	President and Chief Executive Officer Director	July 26, 2010
/s/ Dale P. Brown Dale P. Brown	Director	July 25, 2010
/s/ RJ Dourney RJ Dourney	Director	July 25, 2010
/s/ Lorrence T. Kellar Lorrence T. Kellar	Director	July 23, 2010
/s/ Karen F. Maier Karen F. Maier	Director	July 27, 2010
/s/ Jerome P. Montopoli Jerome P. Montopoli	Director	July 23, 2010
/s/ William J. Reik, Jr. William J. Reik, Jr.	Director	July 28, 2010
/s/ Donald H. Walker Donald H. Walker	Director	July 20, 2010

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Corporate and Shareholder Information

Corporate Headquarters

Frisch's Restaurants, Inc.
2800 Gilbert Avenue
Cincinnati, OH 45206 - 1206
(513) 961-2660
www.frischs.com

Registrar And Transfer Agent

American Stock Transfer & Trust Company
(800) 937-5449
www.amstock.com

Stock Exchange Listing

The Company's common stock trades on NYSE Amex under the symbol FRS.

Independent Registered Public Accounting Firm

Grant Thornton LLP
Cincinnati, Ohio 45209

Annual Meeting

Shareholders are cordially invited to attend the 2010 Annual Meeting of Shareholders that will be held at 9:00 a.m., Wednesday, October 6, 2010 at the Queen City Club, 331 E. Fourth Street, Cincinnati, Ohio 45202

Available Information

A copy of the Company's Annual Report on Form 10-K is included with this document. It may also be accessed, along with other periodic reports that the Company files with the Securities and Exchange Commission, on the Company's web site www.frischs.com or by writing to:

Donald H. Walker
Vice President and Chief Financial Officer
FRISCH'S RESTAURANTS, INC.
2800 Gilbert Avenue
Cincinnati, OH 45206 – 1206

e-mail requests to cfo@frischs.com

The Company owns the trademark "Frisch's." The rights to the "Big Boy" trademark, trade name and service marks are exclusively and irrevocably owned by the Company in the states of Kentucky and Indiana, and in most of Ohio.

"Golden Corral" is a registered trademark of the Golden Corral Corporation, Raleigh, North Carolina.

Directors

Dale P. Brown (3) (4)
Retired President and Chief Executive Officer,
Sive/Young & Rubicam

Robert J. Dourney (2) (4)
President, Hearthstone Associates LLC.

Daniel W. Geeding (1) (2)
Chairman of the Board, Frisch's Restaurants, Inc;
Chief Financial Officer, The Health Foundation of Greater Cincinnati

Lorrence T. Kellar (1) (3) (5)
Chairman of the Board, Multi-Color Corporation

Craig F. Maier (4)
President and Chief Executive Officer,
Frisch's Restaurants, Inc.

Karen F. Maier (4)
Vice President, Frisch's Restaurants, Inc.

Jerome P. Montopoli (1) (2)
Retired Certified Public Accountant

William J. Reik, Jr. (3) (4) (5)
Managing Member, Reik & Co., LLC.

Donald H. Walker
Vice President and Chief Financial Officer,
Frisch's Restaurants, Inc.

(1) Audit Committee
(2) Compensation Committee
(3) Nominating and Corporate Governance Committee
(4) Strategic Planning Committee
(5) Finance Committee

Corporate And Staff Officers

Craig F. Maier, President and Chief Executive Officer
Rinzy J. Nocero, Vice President and Chief Operating Officer
Donald H. Walker, Vice President and Chief Financial Officer
Michael E. Conner, Vice President - Human Resources
Michael R. Everett, Vice President - Information Services
Stephen J. Hansen, Vice President - Commissary
James I. Horwitz, Vice President - Real Estate and Franchising
Karen F. Maier, Vice President - Marketing
Donald A. Bodner, Corporate Secretary

Frisch's Restaurants, Inc.
2800 Gilbert Avenue
Cincinnati, Ohio 45206-1206
www.frischs.com


Tiers of Joy.
Frisch's
Big Boy
golden corral
Steaks, Buffet & Bakery
Steak & More For Around $10




golden corral
Steaks, Buffet & Bakery